THE
ESSENTIAL LINC
TO HELP CUSTOMERS
BUILD BETTER



LINCOLN® ELECTRIC

2025 ANNUAL REPORT & 2026 PROXY STATEMENT

SUSTAINABILITY HIGHLIGHTS



Safety (TRCR)
2025 GOAL: 52% Reduction

43% REDUCTION*



Energy Intensity
2025 Goal: 16% Reduction

4% REDUCTION*



Recycling
2025 Goal: 80% rate

79% in 2025



GHG Emissions
2025 Goal: 10% Reduction

19% REDUCTION*



Water Use
2025 Goal: 14% Reduction

39% REDUCTION*



Landfill Avoidance
2025 Goal: 97% rate

96% in 2025

* (2025 vs 2018)



**Recognized for
Our Leadership**

NEWSWEEK
World's Most Trustworthy Companies 2025
America's Most Responsible Companies 2025
America's Greatest Companies 2025
America's Greatest Workplaces
for Manufacturing 2025
America's Greatest Workplaces for Culture,
Belonging & Community 2025
America's Greenest Companies 2025

ETHISPHERE®
One of the World's Most Ethical Companies
(7x Honoree)

USA TODAY®
America's Climate Leaders 2025

TIME
America's Best Mid-Size Company 2025

FORBES
America's Best Mid-Size Employers 2025
America's Best Employers for Company
Culture 2025

*Please visit: https://sustainability.lincolnelectric.com
for more details*

FINANCIAL HIGHLIGHTS
Years ended December 31 (dollars in millions, except per share)

NET SALES



2023	2024	2025
$4,192	$4,009	$4,233

**AVERAGE OPERATING WORKING
CAPITAL RATIO***



2023	2024	2025
17.1%	16.9%	17.9%

CASH FLOW FROM OPERATIONS



2023	2024	2025
$668	$599	$661

CASH CONVERSION RATIO*



2023	2024	2025
105%	91%	97%

**ANNUAL CASH DIVIDEND
PER COMMON SHARE**



2023	2024	2025
$2.56	$2.84	$3.00

OPERATING INCOME MARGIN*



	2023	2024	2025
Reported	17.1%	15.9%	17.0%
Adjusted	17.1%	17.6%	17.6%

NET INCOME*



	2023	2024	2025
Reported	$545	$466	$521
Adjusted	$548	$531	$551

RETURN ON INVESTED CAPITAL*



	2023	2024	2025
Reported	24.0%	19.2%	20.2%
Adjusted	24.1%	21.8%	21.3%

EARNINGS PER COMMON SHARE*



	2023	2024	2025
Reported	$9.37	$8.15	$9.32
Adjusted	$9.41	$9.29	$9.87

■ Reported ■ Adjusted

* Please see Appendix A for definitions and reconciliation of adjusted results to the most comparable reported results.



WE ARE THE ESSENTIAL LINC HELPING CUSTOMERS BUILD BETTER

—**Steven B. Hedlund** Chairman and Chief Executive Officer

TO OUR SHAREHOLDERS,

2025 was a milestone year for Lincoln Electric as we proudly celebrated the 130th anniversary of the Company's founding and the 30th anniversary of our NASDAQ listing. These two achievements honored our rich legacy and the enduring strength of our business, our values, and our incredible team.

I am pleased to report that 2025 was another year of record performance. Throughout the year, our team remained resilient and agile responding to challenging end market conditions. We achieved record sales of $4.2 billion, driven by acquisitions and price to offset rising input costs. We remained focused on disciplined cost management, serving customers, and long-term growth with the acquisition of Alloy Steel International in Australia and are excited about our ability to scale their proprietary wear plate technology in the years ahead. We also advanced innovation and increased our vitality index of equipment sales from new products by 800 basis points to 58% reflecting a strong product pipeline and new solutions from our acquisitions.

We continued to reshape the business through operational initiatives which generated approximately $31 million in incremental permanent savings. These achievements enabled us to maintain last year's record adjusted operating income margin of 17.6% and deliver record adjusted earnings per share of $9.87. Disciplined working capital management supported strong cash flows from operations, top quartile ROIC, a record return of $507 million of cash to shareholders and 30% total shareholder return.

COMPLETION OF THE HIGHER STANDARD 2025 STRATEGY

Our 2025 results cap off a successful five year strategic cycle under our Higher Standard 2025 Strategy. I am proud that we achieved most of the targets we established five years ago despite extraordinary global volatility. These include the doubling of our automation sales and EBIT margin, the near doubling of our International Welding EBIT margins, and outperformance in acquisition growth and the Harris Products Group segment's EBIT margin. These accomplishments highlight our strong "say-do" reputation and the relentless commitment of our global teams to drive long-term value for our stakeholders. The Company has never been stronger as reflected by our 122% total shareholder return during the Higher Standard Strategy, which is more than double our proxy peers' performance.

Record Net Sales:

$4.2 BILLION

Record Adjusted EPS:

$9.87

Top Quartile Adjusted ROIC:

21.3%



RISE STRATEGY



INTRODUCING THE RISE STRATEGY

As we look ahead, we are excited to launch our next strategy: RISE. This strategy supports our mission to be the essential "Linc" to help customers build better and to expand our impact by solving more problems for more customers. It leverages our culture which is rooted in the guiding principle of the Golden Rule and through our shared commitment to promoting integrity, practicing candor, taking ownership, being agile, and winning together. The "RISE" acronym stands for four themes that we will be emphasizing from 2026 to 2030 to generate superior value for all stakeholders:



R

REIMAGINE
HOW WORK GETS DONE

Driving greater standardization and digitization in our core business processes to make our operations safer, more efficient and more effective.



I

INNOVATE
TO DIFFERENTIATE

Accelerating product development, partnerships, and "techquisitions" to bring differentiated, higher value solutions to solve more problems for more customers.



S

SERVE
CUSTOMERS BETTER

Using market segmentation and customer intimacy to better understand and exceed customers' expectations to drive customer satisfaction and growth.



E

ELEVATE
SELF & TEAM

Investing in enhanced development, training, and career-path programs to ensure that we continue to attract, retain and engage world class talent.

OUR 2030 FINANCIAL TARGETS

Under RISE, we are targeting:

- **$6+ Billion in Sales by 2030**

- **20+% Operating Income Margin** with a high 20% incremental operating income margin

- **Mid-Teens % EPS CAGR**

- **100% Cash Conversion**

- **$3.7+ Billion in Cash flow from operations** (Over the next five years)

- **Advancing safety and environmental performance**

We will continue to follow our balanced capital allocation strategy, including internal investments, disciplined M&A, and returning cash to shareholders through dividends and share repurchases.

LOOKING AHEAD

Our optimism for the future is grounded in the strength of our people, the trust of our customers, and the opportunities ahead in automation, and secular trends such as reshoring, electrification, infrastructure, energy, and defense, which we are well-positioned to capitalize on. With the RISE Strategy as our roadmap, we are confident in our ability to sustain high performance and create long-term value for our shareholders. On behalf of the Board, the enterprise leadership team and the 12,000 men and women across the Company - thank you for your continued support and partnership.

Steven B. Hedlund

Steven B. Hedlund
Chairman & Chief Executive Officer
Lincoln Electric Holdings, Inc.

2025
FORM 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 0-1402

LINCOLN ELECTRIC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Ohio	34-1860551
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

22801 St. Clair Avenue, Cleveland, Ohio	44117
(Address of principal executive offices)	(Zip Code)

(216) 481-8100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	LECO	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(c)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the common shares held by non-affiliates as of June 30, 2025 was $11,267,215,663 (affiliates, for this purpose, have been deemed to be Directors and Executive Officers of the Company and certain significant shareholders).

The number of shares outstanding of the registrant's common shares as of January 31, 2026 was 54,805,365.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement with respect to the registrant's 2026 Annual Meeting of Shareholders.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

As used in this Annual Report on Form 10-K, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc. and its wholly-owned and majority-owned subsidiaries for which it has a controlling interest. Founded in 1895 and incorporated in the state of Ohio in 1906 as The Lincoln Electric Company, the Company reorganized into a holding company structure as Lincoln Electric Holdings, Inc. in 1998.

The Company is a high-performance industrial machinery and technology leader who helps customers manufacture and maintain vital equipment and infrastructure. The Company's innovative solutions enable higher quality and productivity across a variety of processes including welding, cutting, brazing, machining, process automation, and field repair.

Solutions

The Company's products include arc welding equipment, filler metals (welding, brazing and soldering consumables), cutting systems (laser, plasma and oxyfuel), wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, mobile power equipment, wear solutions, software, and education solutions; as well as a comprehensive portfolio of automated solutions and system integration services for joining, cutting, material handling, module assembly, and end of line testing. Services include additive manufacturing, precision fabrication, wear services, upfitting, and training.

Solutions range in technology and features from basic units used for personal, maintenance and light manufacturing use to highly sophisticated robotic solutions for complex fabrication and production activities.

Manufacturing Footprint

The Company has, through wholly owned subsidiaries, manufacturing and automation facilities in 20 countries located in the United States, Australia, Austria, Brazil, Canada, China, Colombia, Denmark, France, Germany, India, Italy, Mexico, Poland, Portugal, Romania, South Korea, Spain, Turkey and the United Kingdom.

Reportable Segments

The Company's business units are aligned into three operating segments. The operating segments consist of Americas Welding, International Welding and The Harris Products Group. The Americas Welding segment includes welding operations in North and South America. The International Welding segment includes welding operations in Europe, Middle East, Africa, Asia and Australia. The Harris Products Group includes the Company's global cutting, soldering and brazing businesses, specialty gas equipment, as well as the retail business which is primarily in the United States.

Customers

The Company's products are sold in both domestic and international markets. In the Americas, products are sold principally through industrial distributors, retailers and also directly to users of welding products (OEMs, manufacturers and integrators). Outside of the Americas, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors and product users.

The Company's major end-user markets include:

- general fabrication,
- energy (oil and gas, power generation and process industries),
- heavy industries (heavy fabrication, ship building and maintenance and repair),
- automotive and transportation, and
- structural (non-residential construction and infrastructure).

The Company is not dependent on a single customer or a few customers and no individual customer currently accounts for more than ten percent of total Net sales. However, the loss of a large customer could have an adverse effect on the Company's business. The Company's operating results are sensitive to changes in general economic conditions, including an increase in interest rates, inflationary pressures and fluctuations in foreign currency rates. The arc welding and cutting industry is generally a mature industry in developed markets such as North America and Western Europe and is cyclical in nature. Overall demand for arc welding and cutting products is largely determined by economic cycles and the level of capital spending in manufacturing and other industrial sectors. See "Item 1A. Risk Factors" for further discussion regarding risks associated with customers, general economic conditions and demand.

Competition

Commercial conditions in the arc welding, cutting and automation/system integration industries are highly competitive due to the fragmented profile of the regional markets. The Company believes it is the world's largest manufacturer of arc welding solutions and has relatively few global broad-line competitors worldwide, but numerous smaller competitors in specific geographic markets.

The Company extends its competitiveness in domestic and international markets through high quality, differentiated solutions and services, and has established manufacturing facilities in most geographical markets to cost effectively serve regional demand. Competition in the arc welding and cutting industry is based on brand preference, product quality, price, performance, warranty, delivery, service, commercial programs, and technical support. The Company believes its performance against these factors has contributed to the Company's position as the leader in the arc welding industry and leader in automation, cutting, mobile and power solutions.

Most of the Company's consumables and equipment products are classified as standard commercial articles and are manufactured for stock; whereas automation solutions are primarily custom or build-to-print systems. The Company believes it has a competitive advantage in the marketplace because of its highly trained engineers, technical sales force and the innovative solutions engineered by its welding research and development staff to assist customers in optimizing their fabrication operations. This allows the Company to introduce its solutions to new users and establish and maintain close relationships with its customers. This close relationship between the technical sales force and direct customers, as well as with distributors, who are particularly interested in handling the broad range of the Company's products, is an important element of the Company's market success and a valuable asset of the Company.

Raw Materials

The principal raw materials essential to the Company's business are steel, electronic components, engines, brass, copper, silver, aluminum alloys, robotic components and various chemicals, all of which are normally available for purchase in the open market.

Patents and Trademarks

The Company holds many valuable patents, primarily in arc welding, and actively protects its innovations as research and development has progressed in both the United States and major international jurisdictions. The Company believes its trademarks are an important asset and aggressively pursues brand management.

Environmental Regulations

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material adverse effect on the Company's earnings. The Company is ISO 14001 certified at most significant manufacturing facilities in North America and Europe and is progressing towards certification at its remaining facilities worldwide. In addition, the Company is ISO 9001 certified at 49 facilities worldwide.

The Company ensures compliance as well as the continuous improvement of the environmental performance of its products and operations through its global Environmental, Health, Safety and Quality ("EHS&Q") systems. The Company's systems are guided by Corporate EHS&Q Policy, global directives and corporate standards that establish consistent guidelines for the management, measurement and reporting of environmental, health and safety activities, as well as quality across the Company's global platform. The Company's products support our customers' sustainability initiatives through enhanced worker safety, reduced emissions, improved energy efficiency, reduced waste and regulatory compliance.

International Operations

The Company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States. As a result, the Company is subject to business risks inherent to non-U.S. activities, including political uncertainty, import and export limitations, environmental regulation, exchange controls and currency fluctuations.

Human Capital Management

Employee Profile

The Company's employees are its most valuable asset as they represent the foundation of the Company and its future success. The number of persons employed by the Company worldwide at December 31, 2025 was approximately 12,000.

Employee Engagement

The Company strongly believes that employee engagement drives better business results and that a highly engaged workforce can increase innovation, productivity and bottom-line performance while reducing costs. The Company engages employees through individual, small group and town hall meetings, global intranet, employee surveys, resource groups, health and safety communications and initiatives, training and development, employee wellness programs, and an ethics hotline, among other vehicles.

Talent Management and Development

In order to ensure the competitiveness of our workforce as well as a strong succession pipeline, the Company provides development opportunities to advance skills, knowledge and expertise. The Company's programs include formal leadership, management and professional development programs, tuition reimbursement for external accredited programs, comprehensive employee safety and compliance training, early career and internship programs, mentoring, self-guided online courses, instructor-led programs and special project and rotational assignments that can lead to extensive global exposure.

Global Workforce and Culture

The Company has a global workforce with many cultures, subcultures, religions, lifestyles, and languages. The Company has a longstanding commitment to equal opportunity in all aspects of employment—including employee compensation, job placement and promotion regardless of gender, race or other personal characteristics. The Company's culture is underpinned by its core values, including the guiding principle championed by its founders over 130 years ago – The Golden Rule: Treat Others How You Would Like to Be Treated. The Company focuses on recruiting and developing talent and reviews and updates its human resources processes and benchmarks roles and compensation externally on a regular basis to help prevent bias and promote an engaged, industry-leading workplace.

Compensation

The Company's compensation program is designed to attract and retain exceptional employees and to maintain a strong pay for performance culture. The Company has designed its compensation system to reflect current best practices, including setting base pay below the competitive market for each position, targeting incentive-based cash compensation above the competitive market and promoting quality corporate governance in compensation decisions.

The Company's annual talent and succession planning process reviews 100% of its global professional staff worldwide to support the development of a talent pipeline for critical roles in general management, engineering and operations. This evaluation is utilized by the Company's CEO, as well as segment business and functional executives, to identify high potential talent for further development to establish strong succession plans for the Company's most critical roles.

The Company believes that the practices outlined above result in sustained increases in shareholder value and reflect its compensation philosophy of aligning long-term pay and performance.

Health and Safety

Health and safety is a priority for the Company, and its vision is an accident-free workplace with zero safety incidents. The Company follows a rigorous health and safety program that adheres to stringent safety standards and best practices to ensure its manufacturing operations, related processes and products do not negatively impact the health and welfare of its employees, customers and neighbors.

In addition to Company-led programs and employee engagement in behavior-based safety and wellness committees, the Company actively engages in health and safety standard development committees at key industry organizations such as the American Welding Society, the International Institute of Welding and across various International Standards Organization committees to ensure best practices for its employees and end users.

The Company's standard health and safety programs adhere to stringent safety standards and best practices to ensure that its operations, related processes and products do not negatively impact the health and welfare of its employees, customers or community.

Community Engagement

The Company is an active member in the communities in which it operates and where its employees live. The Company participates in community meetings, local business associations, offers plant visits, provides grants to nonprofit organizations and donates resources and time through in-kind gifts, employee matching programs, volunteerism and non-profit board service. The Company's partnership with academia includes executive-led lectures and donations of equipment and engineering expertise to support lab and research initiatives. In addition, the Company supports community educational / career programming among secondary and high school students in order to address skills gaps in the industry and maintain awareness of attractive career pathways in manufacturing.

See "Part I, Item 1D" for information regarding the Company's executive officers, which is incorporated herein by reference.

Website Access

The Company's website, www.lincolnelectric.com, is used as a channel for routine dissemination of important information, including news releases and financial information. The Company posts its filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"), including annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively; proxy statements; and any amendments to those reports or statements. The Company also posts its Code of Corporate Conduct and Ethics on its website. All such postings and filings are available on the Company's website free of charge. In addition, this website allows investors and other interested persons to sign up to automatically receive e-mail alerts when news releases and financial information is posted on the website. The SEC also maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report unless expressly noted.

ITEM 1A. RISK FACTORS

From time to time, information we provide, statements by our employees or information included in our filings with the SEC may contain forward-looking statements that are not historical facts. Those statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "forecast," "guidance" or words of similar meaning. Actual results may differ materially from such statements due to a variety of factors that could adversely affect the Company's operating results. Forward-looking statements, and our future performance, operating results, financial condition and liquidity, are subject to a variety of factors that could materially affect results, including those risks described below. Forward-looking statements made in this report speak only as of the date of the statement, and, except as required by law, we undertake no obligation to update those statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

In the ordinary course of our business, we face various strategic, operating, compliance and financial risks. These risks could have a material impact on our business, financial condition, operating results and cash flows. Our Enterprise Risk Management ("ERM") process seeks to identify and address significant risks. Our ERM process is a company-wide initiative that is designed with the intent of prioritizing risks and allocating appropriate resources to address such risks. We use the integrated risk framework of the Committee of Sponsoring Organizations to assess, manage and monitor risks.

Management has identified and prioritized critical risks based on the severity and likelihood of each risk and assigned an executive to address each major identified risk area and lead action plans to monitor and mitigate risks, where possible. Our Board of Directors (the "Board") provides oversight of the ERM process and systematically reviews identified critical risks. The Audit Committee of the Board also reviews major financial risk exposures and the steps management has taken to monitor and control them.

Our goal is to proactively manage risks in a structured approach and in conjunction with the strategic planning process, with the intent to preserve and enhance shareholder value. However, the risk factors described below and other risks and uncertainties could cause our results to vary materially from recent results or from our anticipated future results. The risk factors and uncertainties described below, together with information incorporated by reference or otherwise included elsewhere in this report, should be carefully considered. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Additional risks and uncertainties of which we are currently unaware or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Economic Conditions

General economic, financial and market conditions may adversely affect our financial condition, results of operations and access to capital markets for our business.

Our operating results are sensitive to changes in general economic conditions and an adverse change in demand. Recessionary economic cycles, global supply chain disruptions, higher logistics costs, high interest rates, inflation, higher raw materials costs, higher labor costs, trade barriers in the world markets, financial turmoil related to sovereign debt and changes in tax laws or trade laws or other economic factors and other challenges affecting the countries and industries in which we do business, including, but not limited to, geopolitical conflicts, could adversely affect demand for our products. An adverse change in demand could impact our results of operations, collection of accounts receivable and our expected cash flow generation from current and acquired businesses, which may adversely affect our financial condition, results of operations and access to capital markets.

We cannot predict what further action may be taken with respect to tariffs or trade relations between the United States and other governments. The U.S. presidential administration has imposed tariffs on foreign imports into the United States and, in response, many foreign countries have implemented or increased tariffs on imports into their countries. We have taken actions to address the impact of these initial trade policies and will continue to monitor evolving trade negotiations to determine if additional measures are warranted, although these actions may not be successful. While we cannot predict the ultimate impact on our business and potential additional U.S. tariffs and retaliatory actions by other countries remain unknown, the impacts could adversely affect our financial condition, results of operations and access to capital markets.

We conduct our sales and distribution operations on a worldwide basis and maintain manufacturing facilities in a number of foreign countries, which subjects us to risks associated with doing business outside the United States.

As a growing global enterprise, the share of sales and profits we derive from our international operations and exports from the United States is significant. This trend increases our exposure to the performance of many developing economies in addition to the developed economies outside of the United States. If international economies were to experience significant slowdowns, it could adversely affect our financial condition, results of operations and cash flows. There are a number of risks in doing business internationally, which may impede our ability to achieve our strategic objectives relating to our foreign operations, including:

- Political and economic uncertainty and social turmoil;

- Corporate governance and management challenges in consideration of the numerous U.S. and foreign laws and regulations, including regulations relating to import-export control, technology transfer restrictions, repatriation of earnings and funds, exchange controls, labor regulations, nationalization, changes in tariffs and trade policies, data protection and privacy requirements, anti-boycott provisions and anti-bribery laws (such as the Foreign Corrupt Practices Act and the Organization for Economic Co-operation and Development Convention);

- International terrorism and hostilities;

- Changes in the global regulatory environment, including revised or new laws, regulations or standards relating to the Company, our products or the markets in which we operate; and

- Significant fluctuations in relative currency values; in particular, an increase in the value of the U.S. dollar against foreign currencies could have an adverse effect on our profitability and financial condition, as well as the imposition of exchange controls, currency devaluations and hyperinflation.

The cyclical nature and maturity of the arc welding and cutting industry in developed markets may adversely affect our performance.

The arc welding and cutting industry is generally a mature industry in developed markets, such as North America and Western Europe, and is cyclical in nature. Overall demand for arc welding and cutting products is largely determined by the level of capital spending in manufacturing and other industrial sectors, and the welding industry has historically experienced contraction during periods of slowing industrial activity. If economic, business and industry conditions deteriorate, capital spending in those sectors may be substantially decreased, which could reduce demand for our products and have an adverse effect on our revenues and results of operations.

Risks Related to Manufacturing and Operations

Economic, geopolitical and supply disruptions associated with events beyond our control, such as war, acts of terror, political unrest, pandemics, labor disputes, trade policies, and natural disasters, could adversely affect our supply chain and distribution channels or result in loss of sales and customers.

Our facilities and operations, and the facilities and operations of our suppliers and customers, could be disrupted by events beyond our control, such as war, acts of terror, political unrest, pandemics, labor disputes, trade policies, and natural disasters, including events caused by climate change. Any such disruption could cause delays in the production and distribution of our products and the loss of sales and customers. Insurance proceeds may not adequately compensate the Company for our losses.

Availability of and volatility in energy costs or raw material prices may adversely affect our business.

In the normal course of business, we are exposed to market risks related to the availability of and price fluctuations in the purchase of energy and commodities used in the manufacturing of our products (primarily steel, brass, copper, silver, aluminum alloys, electronic components, electricity and natural gas). The availability and prices for energy costs and raw materials, including steel, nonferrous metals and chemicals, are subject to volatility and are influenced by worldwide economic conditions. They are also influenced by import duties and tariff actions, world supply and demand balances, inventory levels, availability of substitute materials, currency exchange rates, anticipated or perceived shortages, government trade practices and regulations and other factors.

Increases in the cost of raw materials and components, including as a result of tariffs, may adversely affect our profitability if we are unable to pass these cost increases along to our customers or reduce our cost of goods sold. Although most of the raw materials and components used in our products are commercially available from a number of sources and in adequate supply, any disruption in the availability of such raw materials and components, our inability to timely or otherwise obtain substitutes for such items, or any deterioration in our relationships with or the financial viability of our suppliers could adversely affect our business.

We are subject to risks relating to our information systems and data that could have an adverse effect on our business strategy, results of operations and financial condition.

The conduct and management of our business relies extensively on information systems, which contain confidential information related to our customers, suppliers and employees and other proprietary business information. We maintain some of these systems and are also dependent on a number of critical information technology and other infrastructure services provided by third parties relating to, among other things, human resources, electronic communication services and finance functions. Like many companies, our information systems and those of third parties who provide products or services to us may be subject to cybersecurity threats and cybersecurity incidents. Cybersecurity incidents and similar attacks vary in their form and can include the deployment of harmful malware or ransomware, denial-of-service attacks, and other attacks, which may affect business continuity and threaten the availability, confidentiality and integrity of our systems and information. Cybersecurity incidents can also include employee or personnel failures, fraud, phishing or other social engineering attempts or other methods to cause confidential information, payments, account access or access credentials, or other data to be transmitted to an unintended recipient. Cybersecurity threat actors also may attempt to exploit vulnerabilities in software that is commonly used by companies in cloud-based services and bundled software. In addition, the rapid evolution and increased adoption of artificial intelligence ("AI") technologies may increase our cybersecurity risks and the cybersecurity risks of our third-party business partners. To date, no such cybersecurity incidents have had a material impact on our business or operations. However, cybersecurity threats, cybersecurity incidents or disruptions involving our systems or those of our third-party business partners, or any failure by us or our third-party business partners to effectively address, enforce or maintain our information systems could interrupt our ability to manage and operate the business, impact data, and adversely affect our business strategy, results of operations and financial condition, including major disruptions to business operations, loss of intellectual property, release of confidential information, alteration or corruption of data or systems, costs related to remediation and recovery, and litigation including individual claims or consumer class actions, commercial litigation, administrative, and civil or criminal investigations or actions, regulatory intervention and sanctions or fines, investigation and remediation costs and possible prolonged negative publicity. The Company continues to invest in cybersecurity, including measures intended to maintain and enhance cybersecurity resilience, and the Company's cybersecurity risks are regularly monitored by the Audit Committee of the Board. Nevertheless, due to the nature of cybersecurity threats, there can be no assurance that our preventive efforts can fully mitigate the risks of all cybersecurity threats and cybersecurity incidents. Any of these events could have an adverse effect on our business strategy, results of operations and financial condition.

We may be incorporating AI technologies into our products, services and processes. These technologies may present business, compliance and reputational risks.

The introduction of AI and machine-learning technologies, particularly generative AI, into internal processes, third-party services and/or new and existing offerings may result in new or expanded risks and liabilities due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation and financial results. In addition, our personnel could, unbeknownst to us, improperly utilize AI and machine-learning technology while carrying out their responsibilities. The use of AI in third-party services and the development of our products and services could also cause loss of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. The use of AI can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies.

Risks Related to Human Capital Management

Our operations depend on maintaining a skilled workforce, and any interruption in our workforce could negatively impact our results of operations and financial condition.

Our success depends in part on the efforts and abilities of our management team and key employees. Their skills, experience and industry knowledge significantly benefit our operations and performance. Our future success will also depend on our ability to identify, attract and retain highly qualified managerial and technical (including research and development) personnel. Competition for these individuals is intense and compensation rates are increasing due to lower labor availability. Under these conditions, we may not succeed in identifying, attracting or retaining qualified personnel. With our strategy to continue expanding internationally into developing markets, we may encounter additional risks as certain developing economies lack a sufficiently trained labor pool.

Any interruption of our workforce, including rationalization efforts related to the integration of acquired businesses, interruptions due to unionization efforts, changes in labor relations or shortages of appropriately skilled individuals could impact our results of operations and financial condition.

Risks Related to Business Strategy

We may not be able to complete our acquisition or divestiture strategies, successfully integrate acquired businesses and, in certain cases, we may be required to retain liabilities for certain matters relating to divestitures.

Part of our business strategy is to pursue targeted business acquisition opportunities, including foreign investment opportunities. We cannot be certain that we will be successful in pursuing potential acquisition candidates or that the consequences of any acquisition would be beneficial to us. Future acquisitions may expose us to unexpected liabilities and involve the expenditure of significant funds and management time. Further, we may not be able to successfully integrate an acquired business with our existing businesses or recognize the expected benefits from any completed acquisition. Integration efforts may include significant rationalization activities that could be disruptive to the business. Our current operational cash flow is sufficient to fund our acquisition plans, but a significant acquisition could require access to the capital markets.

Additionally, we may identify assets for strategic divestitures that would increase capital resources available for other activities and create organizational and operational efficiencies. Various factors could materially affect our ability to dispose of such assets or complete announced divestitures, including the receipt of approvals of governmental agencies or third parties and the availability of purchasers willing to acquire the interests or purchase the assets on terms and at prices acceptable to us.

Sellers typically retain certain liabilities or indemnify buyers for certain matters. The magnitude of any such retained liability or indemnification obligation may be difficult to quantify at the time of the transaction and ultimately may be material. Also, as is typical in divestitures, third parties may be unwilling to release us from guarantees or other credit support provided prior to the sale of the divested assets. As a result, after a divestiture, we may remain secondarily liable for the obligations guaranteed or supported to the extent that the buyer of the assets fails to perform these obligations.

If we cannot continue to develop, manufacture and market products that meet customer demands, continue to enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights, our revenues, gross margins and results of operations may suffer.

Our continued success depends, in part, on our ability to continue to meet our customers' needs for welding and cutting products through the introduction of innovative new products and the enhancement of existing product design and performance characteristics. We must remain committed to product research and development and customer service in order to remain competitive. We cannot be assured that new products or product improvements, once developed, will be met with customer acceptance and contribute positively to our operating results, or that we will be able to continue our product development efforts at a pace to sustain future growth. Further, we may lose customers to our competitors if they demonstrate product design, development or manufacturing capabilities superior to ours.

We rely upon patent, trademark, copyright and trade secret laws in the United States and similar laws in foreign countries, as well as agreements with our employees, customers, suppliers and other third parties, to establish and maintain our intellectual property rights. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or our intellectual property rights may not be sufficient to provide a competitive advantage. Further, the laws and their application in certain foreign countries do not protect our proprietary rights to the same extent as U.S. laws. Accordingly, in certain countries, we may be unable to protect our proprietary rights against unauthorized third-party copying or use, which could impact our competitive position.

Further, third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that those claims are without merit, defending those claims and contesting the validity of patents can be time consuming and costly. Claims of intellectual property infringement might also require us to redesign affected products, enter into costly settlements or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from manufacturing, marketing or selling certain of our products.

The competitive pressures we face could harm our revenue, results of operations and prospects.

We operate in a highly competitive global environment and compete in each of our businesses with other broad-line manufacturers and numerous smaller competitors specializing in particular products. We compete primarily on the basis of brand, product quality, price, performance, warranty, delivery, service and technical support. Additionally, the emergence of AI-enabled robotic solutions has increased the competitive pressure on our automation business. If our products, services, support and cost structure do not enable us to compete successfully based on any of the criteria listed above, our revenue, results of operations and prospects could suffer.

Further, in the past decade, the arc welding industry in the United States and other developed countries has been subject to increased levels of foreign competition as low cost imports have become more readily available. Our competitive position could be harmed if new or emerging competitors become more active in the arc welding business. For example, while steel manufacturers traditionally have not been significant competitors in the domestic arc welding industry, certain foreign integrated steel producers manufacture selected consumable arc welding products and robotic arm manufacturers compete in the automated welding and cutting space. In addition, in certain markets of the world, distributors manufacture and sell arc welding products. Our sales and results of operations, as well as our plans to expand in certain foreign countries, could be adversely affected by this increased competition.

We may incur additional restructuring charges as we continue to contemplate rationalization actions in an effort to optimize our cost structure, and, as a result, we may not achieve the anticipated savings and benefits of these actions.

We have previously initiated, and may initiate in the future, significant rationalization activities to align our business with market conditions and improve our overall competitiveness, including with respect to the integration of acquired businesses. These actions may reduce our profitability in the periods incurred and we will likely continue to incur charges, which may include but are not limited to asset impairments, employee severance costs, charges for pension and other post-retirement contractual benefits and pension settlements, any of which could be significant, and could adversely affect our financial condition and results of operations. In addition, we may not realize anticipated savings or benefits from past or future rationalization plans in full or in part or within the time periods we expect. Failure to realize anticipated savings or benefits from our cost reduction actions could have a material adverse effect on our business, financial condition, liquidity, results of operations and cash flows. For more information regarding rationalization plans, refer to the rationalization and asset impairment related disclosure under Note 7 to the Company's consolidated financial statements.

Risks Related to Legal, Compliance and Regulatory Matters

We are a co-defendant in litigation alleging asbestos induced illness. Liabilities relating to such litigation could reduce our profitability and impair our financial condition.

As of December 31, 2025, we were a co-defendant in cases alleging asbestos induced illness involving claims by approximately 1,126 plaintiffs. In each instance, we are one of a large number of defendants. The asbestos claimants allege that exposure to asbestos contained in welding consumables caused the plaintiffs to develop adverse pulmonary diseases, including mesothelioma and other lung cancers. Asbestos use in welding consumables in the United States ceased in 1981.

Since January 1, 1995, we have been a co-defendant in asbestos cases that have been resolved as follows: 57,272 of those claims were dismissed, 23 were tried to defense verdicts, 7 were tried to plaintiff verdicts (which were reversed or resolved after appeal), 1 was resolved by agreement for an immaterial amount and 1,023 were decided in favor of the Company following summary judgment motions.

The long-term impact of an asbestos loss contingency, in the aggregate, on operating results, operating cash flows and access to capital markets is difficult to assess, particularly since claims are in many different stages of development and we benefit significantly from cost-sharing with co-defendants and insurance carriers. While we intend to contest these lawsuits vigorously, and believe we have applicable insurance relating to these claims, there are several risks and uncertainties that may affect our liability for personal injury claims relating to exposure to asbestos, including the future impact of changing cost sharing arrangements or a change in our overall trial experience.

We may incur material losses and costs as a result of product liability claims that may be brought against us or failure to meet contractual performance commitments.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture, sale and application of our products and the products of third-party suppliers that we utilize or resell. Our products are used in a variety of applications, including infrastructure projects such as oil and gas pipelines and platforms, buildings, bridges and power generation facilities, the manufacture of transportation and heavy equipment and machinery and various other construction projects. We face risk of exposure to product liability claims in the event that accidents or failures on these projects result, or are alleged to result, in bodily injury or property damage. Further, our products are designed for use in specific applications, and if a product is used inappropriately, personal injury or property damage may result. In certain cases, we design automated welding systems for use in a customer's production facilities (including automotive production facilities), which could expose us to financial losses or professional liability.

The occurrence of defects in or failures of our products, or the misuse of our products in specific applications, could cause termination of customer contracts, increased costs and losses to us, our customers and other end users. We cannot be assured that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend those claims. Further, we cannot be assured that our product liability insurance coverage will be adequate for any liabilities that we may ultimately incur or that product liability insurance will continue to be available on terms acceptable to us. Even if we are successful in defending such claims and product liability coverage is adequate, claims of this nature could cause customers to lose confidence in our products and the Company. Warranty claims are not generally covered by insurance, and we may incur significant warranty costs in the future for which we would not be reimbursed.

We may incur losses if we do not achieve contractual commitments, including project performance requirements or project schedules. Project performance can be affected by a number of factors, including, but not limited to, availability of materials, changes in the project scope of services, environmental conditions or labor disruptions. In addition, our backlog consists of the expected revenue from projects for which we have an executed contract or commitment with a customer. Project cancellations, scope adjustments, deferrals or changes in cost estimates may reduce the dollar amount of revenue and profits that we actually earn.

Changes in tax rates or exposure to additional income tax liabilities could have a material adverse effect on our results of operations.

Our business is subject to income taxes in the United States and various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in the mix among earnings in countries with differing statutory tax rates, changes in the valuation allowances of deferred tax assets or changes in tax laws. There can be no assurance that changes in tax laws or regulations, both within the United States and the various foreign jurisdictions in which we operate, such as the 15% global minimum tax under The Organization for Economic Co-operation and Development Pillar Two, Global Anti-Base Erosion Rules will not materially and adversely affect our effective tax rate, tax payments, financial condition and results of operations.

The amount of income taxes paid by the Company, including its subsidiaries, is subject to ongoing audits by the U.S. federal, state and local tax authorities and by foreign tax authorities, as applicable. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments, which could have a material adverse effect on our results of operations.

Evolving international laws and enforcement relating to data privacy could adversely affect our operations.

Our business is also subject to complex and changing laws and regulations enacted to protect business and personal information in the United States and other jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other customer, vendor or employee data. Laws and regulations addressing personal information, including with respect to the European Union's General Data Protection Regulation, U.S. state privacy laws, such as the California Consumer Privacy Act, and the interpretation and enforcement of these and similar laws and regulations, are continuously evolving and there is significant uncertainty with respect to how compliance with these laws and regulations may develop and the costs and complexity of future compliance. In addition, as a result of existing or new data protection requirements, we incur and expect to continue to incur ongoing costs as part of our efforts to comply with applicable law. Any failure, or perceived failure, to comply with data protection or privacy-related legal obligations may result in governmental enforcement actions, regulatory intervention and sanctions or fines, investigating costs, consumer class actions or commercial litigation, or negative publicity, and could have an adverse effect on our operations and financial condition.

Our global operations are subject to increasingly complex environmental regulatory requirements.

We are subject to increasingly complex environmental regulations affecting international manufacturers, including those related to air and water emissions, waste management and climate change. Certain environmental laws impose strict, retroactive and joint and several liability for the remediation of the release of hazardous substances, even for conduct that was lawful at the time it occurred, or for the conduct of or conditions caused by prior operators, predecessors or third parties. Failure to comply with environmental laws could expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. These liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws and regulations could negatively impact our ability to conduct our operations and our financial condition and results of operations. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to existing or subsequently acquired operations or under present laws and regulations or those that may be adopted or imposed in the future.

Changes in environmental laws or regulations could result in higher expenses and payments, and uncertainty relating to environmental laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights. Changes in environmental and climate change laws or regulations, including laws relating to greenhouse gas emissions, could subject us to additional costs and restrictions, including increased energy and raw material costs. If environmental laws or regulations are either changed or adopted and impose significant operational restrictions and compliance requirements upon us or our products, it could negatively impact our business, capital expenditures, results of operations, financial condition and competitive position.

It is our policy to apply strict standards for environmental protection to all of our operations inside and outside of the United States, even when we are not subject to local government regulations. We may incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, liabilities resulting from third-party property damage or personal injury claims, or our products could be prohibited from entering certain jurisdictions, if we were to violate or become liable under environmental laws, if our products become non-compliant with environmental laws or if we were to undertake environmental protection actions voluntarily.

We also face increasing complexity in our products design and procurement operations as we adjust to new and future requirements relating to the design, production and labeling of our products that are sold worldwide in multiple jurisdictions. The ultimate costs under environmental laws and the timing of these costs are difficult to predict.

As a provider of products to the U.S. government, we are subject to additional risks related to unusual performance conditions and enhanced compliance risks, which could have an adverse effect our results of operations and financial condition.

Our business with the U.S. government subjects us to unusual risks, including compliance with and changes in governmental acquisition regulations. Our agreements relating to the sale of products to government entities may be subject to termination, reduction or modification, either at the convenience of the government or for our failure to perform, or other unsatisfactory performance under the applicable contract. We are subject to government investigations of our business practices and compliance with government acquisition regulations. If the Company were charged with wrongdoing as a result of any such investigation, it could be suspended from bidding on or receiving awards of new government contracts, and we could be subject to fines or penalties associated with contract non-compliance or resulting from such investigations, which could have an adverse effect on our results of operations and financial condition.

We may be exposed to certain regulatory and financial risks related to climate change.

A number of governments and agencies in the United States and in foreign jurisdictions have proposed and may continue to introduce regulatory changes to address climate change, including regulations related to greenhouse gas emissions. We may be subject to additional regulations or restrictions in jurisdictions where we operate, including charges to fund additional energy-efficient activities, assessments or fees, and operational restrictions, such as reduced emission allowances. Compliance with climate change regulations and restrictions may result in additional costs, including increased production costs and taxes, which could adversely impact our financial condition. In addition, climate change regulations and related operating restrictions may unfavorably affect our competitive position with companies who may not be subject to equivalent requirements in their jurisdictions. In addition, negative publicity or public perception of climate change issues associated with us or our industry may cause reputational damage and financial harm to the Company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Our cybersecurity risk management process is integrated into our ERM process as described in Item 1A. Risk Factors. Cybersecurity has been identified as a critical risk.

To identify, assess, and manage material cybersecurity risks, we regularly evaluate and take steps to enhance our cybersecurity protocols to protect against or mitigate cyber threats. We conduct third-party and internal assessments of our information technology environments, including system penetration testing, test our recovery and response processes, and we consider industry standards when developing our information security program. The Company has an information security training program, which calls for training all computer-based employees through various employee training modules relative to information security matters and phishing simulation events with employees to raise cybersecurity awareness.

From time to time, we engage third-party assessors, consultants, auditors and others to assist us with evaluating, enhancing, implementing and monitoring our cybersecurity risk-management programs. We maintain processes to oversee and identify cybersecurity risks associated with our use of third-party service providers such as contract and vendor due diligence review, as well as annual review of the service providers' independent audit report where applicable.

Like many companies, our systems and those of our third party providers who provide us with services and products may be subject to cybersecurity threats and cybersecurity incidents, including those arising from the use of AI technologies. AI-driven tools, whether deployed internally or by third parties, can introduce new vulnerabilities such as adversarial attacks, data poisoning, or unintended behaviors in automated decision-making systems. To date, no such cybersecurity incidents have had or are reasonably likely to have a material impact on our Company, including its business strategy, results of operations or financial condition. However, if as a result of any future incidents our systems are significantly damaged, cease to function properly or are subject to a significant cybersecurity incident, including those involving AI systems, we may suffer an interruption in our ability to manage and operate the business, and our results of operations and financial condition could be adversely affected. The Company maintains an insurance policy with respect to cybersecurity and has undergone several simulation, preparedness and response exercises. See "Risks Related to Manufacturing and Operations" in Item 1A. Risk Factors.

Governance

The Board oversees the management of our risks, including risks from cybersecurity threats, on an enterprise-wide basis, and the Lead Independent Director promotes our Board's engagement in this process. The Board has delegated oversight of the risk assessment and mitigation process with respect to cybersecurity to the Audit Committee of the Board. The Audit Committee regularly monitors the Company's cybersecurity risks and receives updates from the Chief Digital Information Officer ("CDIO") at each meeting. In addition, the Audit Committee regularly reviews the overall effectiveness of the information technology security environment as part of quarterly updates provided by the CDIO. The CDIO reports to the full Board about cybersecurity on an annual basis.

Our CDIO has over 25 years of experience in the Information Technology ("IT") and cybersecurity industry. The CDIO is responsible for assessing and managing material risks from cybersecurity threats, including monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents. On at least a quarterly basis, the CDIO chairs a meeting of the IT Governance Committee, which includes the executive management team. The purpose of this committee is to inform and make strategic decisions on IT-related matters, including the prevention, detection, mitigation and remediation of cybersecurity incidents. In addition, the CDIO regularly reviews key cybersecurity risk metrics and reporting designed to measure the effectiveness of related processes and procedures as part of quarterly updates to the Audit Committee. The CDIO utilizes this information in her reporting to the Board and Audit Committee of the Board.

ITEM 1D. INFORMATION ABOUT OUR EXECUTIVE OFFICERS

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position
Steven B. Hedlund	59	Chairman of the Board since January 1, 2025; President and Chief Executive Officer since January 1, 2024; Executive Vice President, Chief Operating Officer from May 9, 2022 to December 31, 2023; Executive Vice President and President, Americas and International Welding from October 21, 2020 to May 9, 2022; Executive Vice President and President, International Welding from June 1, 2017 to October 21, 2020; Senior Vice President and President, Global Automation from January 22, 2015 to June 1, 2017; Senior Vice President, Strategy & Business Development from February 19, 2014 to January 22, 2015; Vice President, Strategy and Business Development from September 15, 2008 to February 19, 2014.
Gabriel Bruno	58	Executive Vice President, Chief Financial Officer and Treasurer since April 22, 2020; Executive Vice President, Finance from January 1, 2019 to April 22, 2020; Executive Vice President, Chief Human Resources Officer from July 1, 2016 to January 1, 2019; Executive Vice President, Chief Human Resources Officer and Chief Information Officer from February 18, 2016 to July 1, 2016; Executive Vice President, Chief Information Officer and Interim Chief Human Resources Officer from March 7, 2015 to February 18, 2016; Executive Vice President, Chief Information Officer from February 19, 2014 to March 7, 2015; Vice President, Chief Information Officer from May 1, 2012 to February 19, 2014; Vice President, Corporate Controller from 2005 to May 1, 2012.
Jennifer I. Ansberry	52	Executive Vice President, General Counsel and Secretary since April 20, 2017; Vice President, Deputy General Counsel from August 1, 2014 to April 20, 2017; Deputy General Counsel from 2004 to August 1, 2014.
Lisa A. Dietrich	53	Executive Vice President, Chief Digital Information Officer since February 19, 2025; Executive Vice President, Chief Information Officer from May 9, 2022 to February 19, 2025. Senior Vice President and Chief Information Officer, American Greetings Corporation (a global leader in the large and enduring Celebrations marketplace) from March 2018 until April 2022; Vice President of Business Transformation and Executive Director, American Greetings Corporation from January 2011 to March 2018.
Susan C. Edwards	63	Executive Vice President, Chief Human Resources Officer, since February 19, 2025; Senior Vice President, Chief Human Resources Officer, from April 8, 2024 to February 19, 2025. Global Vice President and Chief Human Resources Officer, Sealed Air Corporation (a global manufacturer of packaging solutions) from 2017 until 2022.
Gregory Doria	49	Executive Vice President, President, International, since February 18, 2026; Senior Vice President, President, International from May 1, 2025 to February 18, 2026; Senior Vice President, President, Harris Products Group and Asia Pacific Welding from January 1, 2024 to May 1, 2025; Senior Vice President, President, Harris Products Group from October 1, 2021 to December 31, 2023; Senior Vice President, Chief Operating Officer, Harris Products Group from April 21, 2021 to September 30, 2021; Vice President, Marketing from July 1, 2019 to April 20, 2021; Director, Global Industry Segments from March 1, 2017 to June 30, 2019; Regional Sales Manager, West Region from October 6, 2014 to February 28, 2017.
Kevin J. Whaley	53	Executive Vice President, President, Global Automation, since February 18, 2026; Senior Vice President, President, Global Automation from July 23, 2025 to February 18, 2026; Chief Strategy Officer, JR Automation Group (an industry leader in multi vertical automation solutions), from March 2025 to July 2025; Chief Operating Officer, JR Automation Group, from March 2021 to February 2025; Vice President, ESYS (Detroit) Division, JR Automation, from August 2019 to February 2021.
Michael J. Whitehead	52	Executive Vice President, President, Americans Welding, since February 18, 2026; Senior Vice President, President, Americas Welding, from February 5, 2025 to February 18, 2026; Senior Vice President, President, Global Automation, Cutting and Additive Businesses from January 1, 2019 to February 5, 2025; Senior Vice President, Strategy and Business Development from August 1, 2016 to January 1, 2019; President, Lincoln Canada from January 1, 2015 to August 1, 2016; Director, New Product Development, Consumables R&D from January 1, 2012 to January 1, 2015.

The Company has been advised that there is no arrangement or understanding among any one of the officers listed and any other persons pursuant to which he or she was elected as an officer. The executive officers are elected by the Board normally for a term of one year and/or until the election of their successors.

ITEM 2. PROPERTIES

The Company's corporate headquarters and principal United States manufacturing facilities are located in the Cleveland, Ohio area. Total Cleveland area property consists of 250 acres, of which present manufacturing facilities comprise an area of approximately 3,092,666 square feet.

The Company has 71 manufacturing and automation system integration facilities, including operations and joint ventures across 20 countries, the significant locations (grouped by reportable segment) are as follows:

Americas Welding:

United States	Cleveland, Columbus, Coldwater, Fort Loramie, and Orrville, Ohio; Reno, Nevada; Ladson, South Carolina; Chattanooga, Tennessee; Detroit, and Plymouth, Michigan; Fort Collins, Colorado; Bettendorf, Iowa; Michigan City, Indiana.
Brazil	Atibaia; Guarulhos; Caxias do Sul.
Canada	Toronto; Mississauga; Hamilton; Montreal.
Colombia	Bogota.
Mexico	Mexico City; Torreon; Saltillo.

International Welding:

Australia	Gladstone; Newcastle; Perth.
Austria	Scheifling.
China	Tangshan; Shanghai; Beijing.
Denmark	Odense.
France	Parthenay.
Germany	Essen; Eisenberg; Saarbrücken.
India	Chennai; Pune.
Italy	Corsalone.
Poland	Bielawa; Dzierzoniow.
Romania	Buzau.
South Korea	Siheung-si.
Spain	Valencia; Zaragoza.
Turkey	Istanbul.
United Kingdom	Sheffield, England; Port Talbot, Wales.

The Harris Products Group:

United States	Mason, Ohio; Gainesville, Georgia; Winston Salem, North Carolina; Gordonsville, and Carthage, Tennessee.
Brazil	Maua.
Italy	Rivoli Veronese.
Mexico	Guadalupe.
Poland	Dzierzoniow.
Portugal	Albergaria-a-Velha.

All properties relating to the Company's Cleveland, Ohio headquarters and manufacturing facilities are owned by the Company. Most of the Company's foreign subsidiaries own manufacturing facilities in the country where they are located. The Company believes that its existing properties are in good condition and are suitable for the conduct of its business.

In addition, the Company maintains operating leases for some manufacturing facilities, distribution centers and sales offices throughout the world. Refer to Note 17 to the consolidated financial statements for information regarding the Company's lease commitments.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject, from time to time, to a variety of civil and administrative proceedings arising out of its normal operations, including, without limitation, product liability claims, regulatory claims and health, safety and environmental claims. Among such proceedings are the cases described below.

As of December 31, 2025, the Company was a co-defendant in cases alleging asbestos induced illness involving claims by approximately 1,126 plaintiffs, which is a net decrease of 107 claims from those previously reported. In each instance, the Company is one of a large number of defendants. The asbestos claimants seek compensatory and punitive damages, in most cases for unspecified sums. Since January 1, 1995, the Company has been a co-defendant in asbestos cases that have been resolved as follows: 57,272 of those claims were dismissed, 23 were tried to defense verdicts, 7 were tried to plaintiff verdicts (which were reversed or resolved after appeal), 1 was resolved by agreement for an immaterial amount and 1,023 were decided in favor of the Company following summary judgment motions.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common shares are traded on The NASDAQ Global Select Market under the symbol "LECO." The number of record holders of common shares at January 31, 2026 was 2,081.

Issuer purchases of equity securities for the fourth quarter 2025 were:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs [2]
October 1 - 31, 2025	79,732 [1]	$ 237.44	77,458	5,230,495
November 1 - 30, 2025	20,299 [1]	229.13	20,293	5,210,202
December 1 - 31, 2025	117,121 [1]	237.46	113,571	5,096,631
Total	217,152	236.67	211,322	

(1) The above share repurchases include the surrender of the Company's common shares in connection with the vesting of restricted awards.

(2) On February 12, 2020, the Company's Board authorized a share repurchase program for up to 10 million shares of the Company's common stock. Total shares purchased through the share repurchase program were 4.9 million shares at a total cost of $912.1 million for a weighted average cost of $186.01 per share through December 31, 2025.

The following line graph compares the yearly percentage change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the S&P Composite 500 Stock Index ("S&P 500") and the S&P 400 MidCap Index ("S&P 400") for the five-year calendar period commencing January 1, 2021 and ending December 31, 2025. This graph assumes that $100 was invested on December 31, 2020 in each of the Company's common shares, the S&P 500 and the S&P 400. A peer-group index for the welding industry, in general, is not readily available because the industry is comprised of a large number of privately held competitors and competitors that are smaller parts of large publicly traded companies.



Five Year Performance Comparison
The Company's Common Shares, S&P 500 and S&P 400 Composite Indices

	2020	2021	2022	2023	2024	2025
The Company	100	122	128	196	171	222
S&P 500	100	129	105	133	166	196
S&P 400	100	125	108	126	144	155

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the Company's consolidated financial statements and other financial information included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in the forward-looking statements. See "Item 1A. Risk Factors" for more information regarding forward-looking statements.

General

The Company is a high-performance industrial machinery and technology leader who helps customers manufacture and maintain vital equipment and infrastructure. The Company's innovative solutions enable higher quality and productivity across a variety of processes including welding, cutting, brazing, machining, process automation, and field repair.

The Company's products include arc welding equipment, filler metals (welding, brazing and soldering consumables), cutting systems (laser, plasma and oxyfuel), wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, mobile power equipment, wear solutions, software, and education solutions; as well as a comprehensive portfolio of automated solutions and system integration services for joining, cutting, material handling, module assembly, and end of line testing. Services include additive manufacturing, precision fabrication, wear services, upfitting, and training.

Solutions range in technology and features from basic units used for personal, maintenance and light manufacturing use to highly sophisticated robotic solutions for complex fabrication and production activities.

The Company invests in the research and development of its solutions in order to continue its market leading product offering and improve the quality, productivity and sustainability of its solutions. In addition, the Company actively protects its innovations with patents and trade secrets globally. The Company believes its significant investment in research and development, its highly trained technical sales force and its extensive distributor network provide a competitive advantage in the marketplace.

The Company's products are sold globally through industrial distributors, direct to end users, retailers and wholesalers.

The Company's major end-user markets include:

- general fabrication,
- energy (oil and gas, power generation and process industries),
- heavy industries (heavy fabrication, ship building and maintenance and repair),
- automotive and transportation, and
- construction and infrastructure.

The Company has, through wholly owned subsidiaries, manufacturing and automation facilities located in the United States, Australia, Austria, Brazil, Canada, China, Colombia, Denmark, France, Germany, India, Italy, Mexico, Poland, Portugal, Romania, South Korea, Spain, Turkey and the United Kingdom.

The principal raw materials essential to the Company's business are steel, electronic components, engines, brass, copper, silver, aluminum alloys, robotic components and various chemicals, all of which are normally available for purchase in the open market.

In 2025, the U.S. government announced a series of tariffs on imported goods into the U.S., which prompted retaliatory actions from some of its trading partners. The Company has taken actions to address the impact of these trade policies and while the Company cannot predict the ultimate impact on its business, the Company will continue to monitor evolving trade negotiations to determine if additional measures are warranted.

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material adverse effect on the Company's earnings. The Company is ISO 14001 certified at most significant manufacturing facilities in North America and Europe and is progressing towards certification at its remaining facilities worldwide. In addition, the Company is ISO 9001 certified at 49 facilities worldwide.

The Company ensures compliance and the continuous improvement of the environmental performance of its products and operations through its global EHS&Q systems. The Company's systems are guided by Corporate EHS&Q Policy, global directives and corporate standards that establish consistent guidelines for the management, measurement and reporting of environmental, health and safety activities, as well as quality across the Company's global platform. The Company's products support our customers' sustainable operations through enhanced worker safety, reduced emissions, improved energy efficiency, reduced waste and regulatory compliance.

Key Indicators

Key economic measures relevant to the Company include industrial production trends, steel consumption, purchasing manager indices, capacity utilization within durable goods manufacturers and consumer confidence indicators. Key industries which provide a relative indication of demand drivers to the Company include steel, farm machinery and equipment, construction and transportation, fabricated metals, electrical equipment, ship and boat building, defense, truck manufacturing, energy and railroad equipment. Although these measures provide key information on trends relevant to the Company, the Company does not have available a more direct correlation of leading indicators which can provide a forward-looking view of demand levels in the markets which ultimately use the Company's welding products.

Key financial measures utilized by the Company's executive management and operating units in order to evaluate the results of its business and in understanding key variables impacting the current and future results of the Company include: sales; gross profit; selling, general and administrative expenses; operating income; earnings before interest and taxes; net income; adjusted operating income; adjusted earnings before interest and income taxes; adjusted net income; adjusted diluted earnings per share; operating cash flows; and capital expenditures, as well as applicable ratios such as return on invested capital, adjusted return on invested capital and average operating working capital to sales. These measures are reviewed at monthly, quarterly and annual intervals and are compared with historical periods, as well as objectives established by the Board of the Company.

The discussion that follows includes a comparison of our results of operations, liquidity and capital resources for fiscal years ended December 31, 2025 and 2024. For a comparison of the Company's results of operations, liquidity and capital resources for the fiscal years ended December 31, 2024 and 2023, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025.

Results of Operations

The following table shows the Company's results of operations:

	Year Ended December 31,					
	2025		2024		Favorable (Unfavorable) 2025 vs. 2024	
	Amount	% of Sales	Amount	% of Sales	$	%
Net sales	$ 4,233,003		$ 4,008,670		$ 224,333	5.6 %
Cost of goods sold	2,698,751		2,535,758		(162,993)	(6.4)%
Gross profit	1,534,252	36.2 %	1,472,912	36.7 %	61,340	4.2 %
Selling, general & administrative expenses	797,994	18.9 %	780,590	19.5 %	(17,404)	(2.2)%
Rationalization and asset impairment net charges	18,199	0.4 %	55,860	1.4 %	37,661	67.4 %
Operating income	718,059	17.0 %	636,462	15.9 %	81,597	12.8 %
Interest expense, net	51,561		42,786		(8,775)	(20.5)%
Other income	8,952		473		8,479	1,792.6 %
Income before income taxes	675,450	16.0 %	594,149	14.8 %	81,301	13.7 %
Income taxes	154,917		128,041		(26,876)	(21.0)%
Effective tax rate	22.9 %		21.6 %		(1.3)%	
Net income	$ 520,533	12.3 %	$ 466,108	11.6 %	$ 54,425	11.7 %
Diluted earnings per share	$ 9.32		$ 8.15		$ 1.17	14.4 %

Net Sales:

The following table summarizes the impacts of volume, acquisitions, price and foreign currency exchange rates on Net sales for the year ended December 31, 2025 on a consolidated basis:

	Net Sales 2024	Change in Net Sales due to:				Net Sales 2025
		Volume	Price	Acquisitions	Foreign Exchange	
Lincoln Electric Holdings, Inc.	$ 4,008,670	$ (147,682)	$ 246,540	$ 106,478	$ 18,997	$ 4,233,003
% Change						
Lincoln Electric Holdings, Inc.		(3.7)%	6.2 %	2.7 %	0.4 %	5.6 %

Net sales increased for the year ended December 31, 2025 primarily due to an increase in organic sales and a benefit from acquisitions. The increase in organic sales is driven by an increase in pricing primarily due to higher input costs, partially offset by lower volumes.

Gross Profit:

Gross profit as a percentage of sales decreased 0.5% for 2025 as compared to 2024 driven by lower volumes partially offset by effective cost management. The year ended December 31, 2025 includes a last-in, first-out ("LIFO") charge of $17,956, which is primarily due to rising input costs. This compares with a LIFO benefit of $9,313 in 2024.

Selling, General & Administrative ("SG&A") Expenses:

SG&A expenses increased in 2025 as compared to 2024 primarily due to acquisitions. SG&A expenses as a percentage of sales decreased primarily due to effective cost management.

Rationalization and Asset Impairment Net Charges:

Charges in 2025 and 2024 relate to rationalization plans within all three reportable segments. Charges in 2024 include the impact of the Company's disposition of its Russian entity. Refer to Note 7 to the consolidated financial statements for further information on the Company's rationalization plans.

Operating Income:

Operating income as a percentage of sales was 17.0% in 2025 as compared to 15.9% in 2024. Excluding special items, Operating income as a percentage of sales was 17.6% for both 2025 and 2024. Refer to explanations above for additional details. Also refer to Non-GAAP Financial Measures for a reconciliation of Adjusted operating income.

Other Income:

Other income for 2025 primarily relates to the non-recurring items such as equity income and other non-operating gains.

Income Taxes:

The effective tax rate was higher in 2025 as compared to 2024 primarily driven by the impact of the One Big Beautiful Bill Act ("OBBBA"), partially offset by the mix of earnings and timing of discrete tax items. Refer to Note 13 to the consolidated financial statements for further details.

Segment Results

Net Sales:

The table below summarizes the impacts of volume, acquisitions, price and foreign currency exchange rates on Net sales for the year ended December 31, 2025:

	Net Sales 2024	Volume [1]	Price [2]	Change in Net Sales due to: Acquisitions [3]	Foreign Exchange [4]	Net Sales 2025
Operating Segments						
Americas Welding	$ 2,564,847	$ (107,480)	$ 184,483	$ 86,361	$ (4,650)	$ 2,723,561
International Welding	933,722	(47,629)	3,062	20,117	21,593	930,865
The Harris Products Group	510,101	7,427	58,995	—	2,054	578,577
% Change						
Americas Welding		(4.2)%	7.2 %	3.4 %	(0.2)%	6.2 %
International Welding		(5.1)%	0.3 %	2.2 %	2.3 %	(0.3)%
The Harris Products Group		1.5 %	11.6 %	—	0.3 %	13.4 %

(1) Decrease in Americas Welding and International Welding due to lower capital spending impacting equipment and automation, as well as weakened industrial demand trends in portions of International Welding. Increase in The Harris Products Group due to the expanded market presence in the retail channel.

(2) Increase in all segments due to price actions taken in response to higher input costs.

(3) Increase for Americas Welding and International Welding due to the acquisitions discussed in Note 4 to the consolidated financial statements.

(4) Increase for International Welding relates to the weaker U.S. dollar.

Adjusted Earnings Before Interest and Income Taxes ("Adjusted EBIT"):

Segment performance is measured and resources are allocated based on a number of factors, the primary measure being the Adjusted EBIT profit measure. Adjusted EBIT is defined as Operating income plus Other income, adjusted for special items as determined by management such as the impact of rationalization activities, certain asset impairment charges and gains or losses on disposals of assets.

The following table presents Adjusted EBIT by segment:

	December 31,		Favorable (Unfavorable) 2025 vs. 2024	
	2025	2024	$	%
Americas Welding:				
Net sales	$ 2,723,561	$ 2,564,847	$ 158,714	6.2 %
Inter-segment sales	128,922	135,758	(6,836)	(5.0)%
Total Sales	$ 2,852,483	$ 2,700,605	$ 151,878	5.6 %
Adjusted EBIT [(1)(4)]	$ 534,839	$ 530,188	$ 4,651	0.9 %
As a percent of total sales [(1)]	18.7 %	19.6 %		(0.9)%
International Welding:				
Net sales	$ 930,865	$ 933,722	$ (2,857)	(0.3)%
Inter-segment sales	30,160	35,861	(5,701)	(15.9)%
Total Sales	$ 961,025	$ 969,583	$ (8,558)	(0.9)%
Adjusted EBIT [(2)(5)]	$ 110,585	$ 106,117	$ 4,468	4.2 %
As a percent of total sales [(2)]	11.5 %	10.9 %		0.6 %
The Harris Products Group:				
Net sales	$ 578,577	$ 510,101	$ 68,476	13.4 %
Inter-segment sales	15,084	12,321	2,763	22.4 %
Total Sales	$ 593,661	$ 522,422	$ 71,239	13.6 %
Adjusted EBIT [(3)(6)]	$ 107,608	$ 88,328	$ 19,280	21.8 %
As a percent of total sales [(3)]	18.1 %	16.9 %		1.2 %
Corporate / Eliminations:				
Inter-segment sales	$ (174,166)	$ (183,940)	$ (9,774)	(5.3)%
Adjusted EBIT [(7)]	(400)	(11,028)	10,628	96.4 %
Consolidated:				
Net sales	$ 4,233,003	$ 4,008,670	$ 224,333	5.6 %
Net income	$ 520,533	$ 466,108	$ 54,425	11.7 %
As a percent of Net sales	12.3 %	11.6 %		0.7 %
Adjusted EBIT [(8)]	$ 752,632	$ 713,605	$ 39,027	5.5 %
As a percent of Net sales	17.8 %	17.8 %		0.0 %

(1) Adjusted EBIT increased for 2025 as compared to 2024 primarily driven by the favorable net impact of organic sales and acquisitions, partially offset by unfavorable impact of product mix; Adjusted EBIT as a percent of sales decreased for the same period due to the unfavorable impact of lower volumes, product mix and acquisitions.

(2) Adjusted EBIT and Adjusted EBIT as a percent of sales increased for 2025 as compared to 2024 primarily as a result of acquisitions and effective cost management, partially offset by the unfavorable impact of lower volumes.

(3) Adjusted EBIT and Adjusted EBIT as a percent of sales increased for 2025 as compared to 2024 primarily as a result of higher organic sales and effective cost management.

(4) 2025 primarily excludes Rationalization and asset impairment net charges of $9,838 and pension settlement charges of $647. 2024 primarily excludes Rationalization and asset impairment net charges of $18,840 and amortization of the step up in value of acquired inventories of $4,776 and pension settlement charges of $4,205.

(5) 2025 primarily excludes Rationalization and asset impairment net charges of $7,293, the amortization of the step up in value of acquired inventories of $3,739 and pension settlement charges of $72. 2024 primarily excludes Rationalization and asset impairment net charges of $32,960 primarily due to restructuring activities, including the impact of the Company's disposition of its Russian entity, a loss on asset disposal of $4,950, amortization of the step up in value of acquired inventories of $250 and pension settlement gain of $413.

(6) 2025 excludes Rationalization and asset impairment net charges of $1,068. 2024 excludes Rationalization and asset impairment net charges of $3,955.

(7) 2025 excludes acquisition transaction costs of $2,401 as discussed in Note 4. 2024 excludes acquisition transaction costs of $7,042.

(8) See non-GAAP Financial Measures for a reconciliation of Net income as reported and Adjusted EBIT.

Non-GAAP Financial Measures

The Company reviews Adjusted operating income, Adjusted net income, Adjusted EBIT, Adjusted effective tax rate, Adjusted diluted earnings per share, Adjusted return on invested capital ("Adjusted ROIC"), Adjusted net operating profit after taxes, Free cash flow, Cash conversion and Organic sales, all non-GAAP financial measures, in assessing and evaluating the Company's underlying operating performance. These non-GAAP financial measures exclude the impact of special items on the Company's reported financial results. Non-GAAP financial measures should be read in conjunction with the generally accepted accounting principles in the United States ("GAAP") financial measures, as non-GAAP measures are a supplement to, and not a replacement for, GAAP financial measures. From time to time, management evaluates and discloses to investors the following non-GAAP measures: Free cash flow ("FCF"), defined as Net cash provided by operating activities less Capital expenditures (the Company considers FCF to be a liquidity measure that provides useful information to management and investors about how the amount of cash generated by our business, after the purchase of property and equipment, can be used for debt service, acquisitions, paying dividends and repurchasing our common shares); Cash conversion, defined as FCF divided by Adjusted net income; Organic sales, reflects changes in volumes and prices, and excludes the effects of foreign currency and acquisitions.

The following table presents the reconciliations of Operating income as reported to Adjusted operating income, Net income as reported to Adjusted net income and Adjusted EBIT, Effective tax rate as reported to Adjusted effective tax rate and Diluted earnings per share as reported to Adjusted diluted earnings per share:

| | Year Ended December 31, | |
	2025	2024
Operating income as reported	$ 718,059	$ 636,462
Special items (pre-tax):		
Rationalization and asset impairment net charges [1]	18,199	55,860
Acquisition transaction costs [2]	2,739	7,042
Amortization of step up in value of acquired inventories [3]	3,964	5,026
Adjusted operating income	$ 742,961	$ 704,390
As a percentage of net sales	17.6%	17.6%
Net income as reported	$ 520,533	$ 466,108
Special items:		
Rationalization and asset impairment net charges [1]	18,199	55,860
Acquisition transaction costs [2]	2,739	7,042
Amortization of step up in value of acquired inventories [3]	3,964	5,026
Pension settlement net charges [4]	719	3,792
Loss on asset disposal [5]	—	4,950
Tax effect of Special items [6][7]	5,177	(11,513)
Adjusted net income	551,331	531,265
Interest expense, net	51,561	42,786
Income taxes as reported	154,917	128,041
Tax effect of Special items [6][7]	(5,177)	11,513
Adjusted EBIT	$ 752,632	$ 713,605
Effective tax rate as reported	22.9 %	21.6 %
Net special item tax impact [7]	(1.5)%	(0.8)%
Adjusted effective tax rate	21.4 %	20.8 %
Diluted earnings per share as reported	$ 9.32	$ 8.15
Special items per share	0.55	1.14
Adjusted diluted earnings per share	$ 9.87	$ 9.29

(1) 2025 and 2024 net charges primarily relate to rationalization plans within all three segments. Charges in 2024 include the impact of the Company's disposition of its Russian entity.

(2) Transaction costs related to acquisitions which are included in Selling, general & administrative expenses.

(3) Costs related to acquisitions which are included in Cost of goods sold.

(4) Pension settlement net charges are included in Other income. 2024 net charges are primarily due to the final settlement associated with the termination of a pension plan. Refer to Note 11 to the consolidated financial statements for further discussion.

(5) Loss on asset disposal included in Other income.

(6) Includes the net tax impact of Special items recorded during the respective periods. The tax effect of Special items impacting pre-tax income was calculated as the pre-tax amount multiplied by the applicable tax rate. The applicable tax rates reflect the taxable jurisdiction and nature of each Special item.

(7) During 2025, the Company recognized tax expense of approximately $11,700, reflecting the cumulative impact of the OBBBA provisions. Refer to Note 13 to the consolidated financial statements for further details.

Liquidity and Capital Resources

Overview

The Company's primary sources of liquidity are operating cash flows and revolving credit facilities. As of December 31, 2025, the Company had $308,789 of cash and cash equivalents on hand and $143,780 of outstanding borrowings under its $1,026,854 revolving credit facilities.

The Company's capital allocation priorities include internal investment to support existing operations and organic growth, investment in acquisitions to grow the business and then returning capital to shareholders through dividends and share repurchases.

The Company's cash flow from operations can be cyclical. In assessing liquidity, the Company reviews working capital measurements to define areas for improvement. Management anticipates we will be able to satisfy cash requirements for its ongoing businesses for the foreseeable future primarily with cash generated by operations, existing cash balances, borrowings under its existing credit facilities and raising debt in capital markets.

The Company continues to expand globally and periodically consider acquisitions that would involve significant investments. The Company can fund its global expansion plans with operational cash flow, but a significant acquisition may require access to capital markets, particularly the long-term debt market, as well as the syndicated bank loan market. The Company's financing strategy is to fund itself at the lowest after-tax cost of funding. Where possible, the Company utilizes operational cash flows and raises capital in the most efficient market, usually the United States, and then lends funds to the specific subsidiary needing or requiring funding. If additional acquisitions providing appropriate financial benefits become available, additional expenditures may be made.

Cash Flow

The following table reflects changes in key cash flow measures:

	Year Ended December 31,		$ Change
	2025	2024	2025 vs. 2024
Cash provided by operating activities [1]	$ 661,173	$ 598,977	$ 62,196
Cash used by investing activities	(257,326)	(361,231)	103,905
Capital expenditures	(126,974)	(116,603)	(10,371)
Acquisition of businesses, net of cash acquired	(137,530)	(252,746)	115,216
Cash used by financing activities [2]	(461,887)	(244,640)	(217,247)
Proceeds from (payments on) short-term borrowings	133,252	8,449	124,803
Proceeds from long-term borrowings	—	550,000	(550,000)
Payments on long-term borrowings	(100,169)	(400,677)	300,508
Purchase of shares for treasury	(338,308)	(263,751)	(74,557)
Cash dividends paid to shareholders	(168,240)	(162,143)	(6,097)
(Decrease) increase in Cash and cash equivalents	(68,473)	(16,525)	(51,948)

(1) Cash provided by operating activities increased in 2025 as compared to 2024 primarily due to the net favorable impacts of the election of provisions from the OBBBA, partially offset by unfavorable working capital.

(2) Cash used by financing activities increased in 2025 as compared to 2024 primarily due to the increase in purchases of shares for treasury and proceeds from long-term borrowings in the prior year.

As of December 31, 2025, the Company had cash of $308,789, of which $294,130 was held by international subsidiaries.

The Company paid $168,240 and $162,143 in cash dividends to its shareholders during 2025 and 2024, respectively. In January 2026, the Company paid a cash dividend of $0.79 per share, or $43,328, to shareholders of record on December 31, 2025, which reflects a 5.3% increase in the Company's dividend payout rate.

The Company currently anticipates capital expenditures of $110,000 to $130,000 in 2026. Anticipated capital expenditures include investments to increase capacity, improve operational effectiveness and for general maintenance. Management critically evaluates all proposed capital expenditures and expects each project to increase efficiency, reduce costs, support sales growth or improve the overall safety and environmental conditions of the Company's facilities.

Revolving Credit Agreements

The Company has a $1 billion revolving credit facility which matures on June 20, 2029. As of December 31, 2025, the Company had $858,000 of availability under the revolving credit facility. Additionally, the Company has other lines of credit with total availability of $25,074 as of December 31, 2025. Refer to Note 9 to the consolidated financial statements for further information on our revolving credit agreements.

Working Capital Ratios

	2025	2024
Average operating working capital to Net sales [1] [2]	17.9 %	16.9 %
Days sales in Inventories [1] [2]	116.4	106.0
Days sales in Accounts receivable	49.4	46.9
Average days in Trade accounts payable	53.4	45.8

(1) Average operating working capital to Net sales is defined as the sum of Accounts receivable, Inventories and contract assets less Trade accounts payable and contract liabilities as of period end divided by annualized rolling three months of Net sales.

(2) Due to the strategic increase of inventory to serve customers, the Company had higher inventories relative to expected Net sales resulting in higher Days sales in Inventories and Average operating working capital to Net sales.

Stock Repurchase Program

On February 12, 2020, the Company's Board authorized a share repurchase program for up to 10 million shares of the Company's common stock. As of December 31, 2025, there were 5.1 million shares available under the authorization. The Company is not obligated to make any repurchases.

Contractual Obligations

Debt

As of December 31, 2025, the total amount of debt outstanding was $1,294,008, which includes $143,780 in short-term debt. Refer to Note 9 to the consolidated financial statements for further information on our debt and interest.

Lease Obligations

As of December 31, 2025, the Company's total future minimum lease payments were $59,773, which includes $15,232 in short-term lease obligations. Refer to Note 17 to the consolidated financial statements for further information on our lease obligations.

Purchase Commitments

Purchase commitments include contractual obligations for raw materials and services. As of December 31, 2025, the Company had total purchase commitments of $76,500, which includes $76,348 in current liabilities.

Other Material Obligations

As of December 31, 2025, there was a total liability of $24,456 for deferred compensation, which includes $894 in Other current liabilities.

Off-Balance Sheet Arrangements

The Company utilizes letters of credit to back certain payment and performance obligations. Letters of credit are subject to limits based on amounts outstanding under the Company's revolving credit facility.

Rationalization and Asset Impairments

Refer to Note 7 to the consolidated financial statements for a discussion of the Company's rationalization plans. The Company believes the rationalization actions will positively impact future results of operations and will not have a material effect on liquidity and sources and uses of capital.

Acquisitions

Refer to Note 4 to the consolidated financial statements for a discussion of the Company's recent acquisitions.

Return on Invested Capital

The Company reviews return on invested capital ("ROIC") in assessing and evaluating the Company's underlying operating performance. Adjusted ROIC is a non-GAAP financial measure that the Company believes is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate ROIC. Adjusted ROIC is defined as rolling 12 months of Adjusted net income excluding tax-effected interest income and expense divided by invested capital. Invested capital is defined as total debt, which includes Amounts due to banks, Current portion of long-term debt and Long-term debt, less current portions, plus Total equity.

The following table presents the reconciliation of ROIC and Adjusted ROIC to net income:

Return on Invested Capital	2025	2024
Net income as reported	$ 520,533	$ 466,108
Plus: Interest expense (after-tax)	43,762	39,665
Less: Interest income (after-tax)	5,118	7,593
Net operating profit after taxes	559,177	498,180
Special items:		
Rationalization and asset impairment net charges	18,199	55,860
Acquisition transaction costs	2,739	7,042
Pension settlement net charges	719	3,792
Amortization of step up in value of acquired inventories	3,964	5,026
Loss on asset disposal	—	4,950
Tax effect of Special items [1]	5,177	(11,513)
Adjusted net operating profit after taxes	$ 589,975	$ 563,337
Invested Capital		
Short-term debt	$ 143,780	$ 110,524
Long-term debt, less current portion	1,150,228	1,150,551
Total debt	1,294,008	1,261,075
Total equity	1,469,794	1,327,433
Invested capital	$ 2,763,802	$ 2,588,508
Return on invested capital as reported	20.2 %	19.2 %
Adjusted return on invested capital	21.3 %	21.8 %

(1) Includes the net tax impact of Special items recorded during the respective periods, including the cumulative impact of the OBBBA provisions. The tax effect of Special items impacting pre-tax income was calculated as the pre-tax amount multiplied by the applicable tax rate. The applicable tax rate reflects the taxable jurisdiction and nature of each Special item.

Product Liability Costs

Product liability costs incurred can be volatile and are largely related to trial activity. The costs associated with these claims are predominantly defense costs which are recognized in the periods incurred.

The long-term impact of product liability contingencies, in the aggregate, on operating results, operating cash flows and access to capital markets is difficult to assess, particularly since claims are in many different stages of development and the Company benefits significantly from cost sharing with co-defendants and insurance carriers. Moreover, the Company has been largely successful to date in its defense of these claims.

New Accounting Pronouncements

Refer to Note 1 to the consolidated financial statements for a discussion of new accounting pronouncements.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions. These estimates and assumptions are reviewed periodically by management and compared to historical trends to determine the accuracy of estimates and assumptions used. If warranted, these estimates and assumptions may be changed as current trends are assessed and updated.

Historically, the Company's estimates have been determined to be reasonable. No material changes to the Company's accounting policies were made during 2025. The Company believes the following accounting policies are some of the more critical judgment areas affecting its financial condition and results of operations.

Legal and Tax Contingencies

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims, administrative claims, regulatory claims and health, safety and environmental claims, some of which relate to cases alleging asbestos induced illnesses. The costs associated with these claims are predominantly defense costs, which are recognized in the periods incurred. Insurance reimbursements mitigate these costs and, where reimbursements are probable, they are recognized in the applicable period. With respect to costs other than defense costs (i.e., for liability and/or settlement or other resolution), reserves are recorded when it is probable that the contingencies will have an unfavorable outcome. The Company accrues its best estimate of the probable costs after a review of the facts with management and counsel and taking into account past experience. If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, disclosure would be provided for material claims or litigation. Many of the current cases are in differing procedural stages and information on the circumstances of each claimant, which forms the basis for judgments as to the validity or ultimate disposition of such actions, varies greatly. Therefore, in many situations a range of possible losses cannot be made. Reserves are adjusted as facts and circumstances change and related management assessments of the underlying merits and the likelihood of outcomes change. Moreover, reserves only cover identified and/or asserted claims. Future claims could, therefore, give rise to increases to such reserves.

The Company is subject to taxation from U.S. federal, state, municipal and international jurisdictions. The calculation of current income tax expense is based on the best information available and involves significant management judgment. The actual income tax liability for each jurisdiction in any year can in some instances be ultimately determined several years after the financial statements are published.

The Company maintains liabilities for unrecognized tax benefits related to uncertain income tax positions in various jurisdictions. The Company uses judgment in determining whether the technical merits of tax positions are more-likely-than-not to be sustained. Judgment is also used in measuring the related amount of tax benefit that qualifies for recognition, including the interpretation of applicable tax law, regulation and tax ruling.

Liabilities are settled primarily through the completion of audits within each individual tax jurisdiction or the closing of the statute of limitations. Liabilities can be affected by changes in applicable tax law, regulations, tax rulings or such other factors, which may cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for uncertain income tax positions; however, actual results may materially differ from these estimates. Refer to Note 13 to the consolidated financial statements for further discussion of uncertain income tax positions.

Deferred Income Taxes

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the GAAP and income tax basis of assets and liabilities and operating loss and tax credit carry-forwards. The Company will repatriate earnings for certain non-U.S. subsidiaries, which are subject to foreign withholding taxes. The Company considers any remaining earnings and outside basis in all other non-U.S. subsidiaries to be indefinitely reinvested and has not recorded any deferred taxes as such estimate is not practicable.

At December 31, 2025, the Company had approximately $116,893 of gross deferred tax assets related to deductible temporary differences and tax loss and credit carry-forwards, which may reduce taxable income in future years. In assessing the realizability of deferred tax assets, the Company assesses whether it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. At December 31, 2025, a valuation allowance of $4,802 was recorded against certain deferred tax assets based on this assessment. The Company believes it is more-likely-than-not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

Inventories

Inventories are valued at the lower of cost or net realizable value. Fixed manufacturing overhead costs are allocated to inventory based on normal production capacity and abnormal manufacturing costs are recognized as period costs. Cost for a substantial portion of U.S. inventories is determined on a LIFO basis. LIFO was used for 38% and 35% of total inventories at December 31, 2025 and 2024, respectively. Cost of other inventories is determined by costing methods that approximate a FIFO basis. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Actual year-end inventory levels and costs may differ from interim LIFO inventory valuations. The excess of current cost over LIFO cost was $138,589 and $120,633 at December 31, 2025 and 2024, respectively.

Long-Lived Assets

The Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets, including leases and intangible assets that do not have indefinite lives, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, a loss is recognized to the extent that carrying value exceeds fair value. Fair value is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

Goodwill and Intangibles

The Company performs an annual impairment test of goodwill and indefinite-lived intangible assets in the fourth quarter using the same date each year or more frequently if changes in circumstances or the occurrence of events indicate potential impairment.

The fair value of each indefinite-lived intangible asset is compared to its carrying value and an impairment charge is recorded if the carrying value exceeds the fair value. For goodwill, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, and whether it is necessary to perform the quantitative goodwill impairment test. The quantitative test is only required if the Company concludes that it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. The Company may also perform a quantitative test in instances where the more-likely-than-not threshold has not been met, including when general macroeconomic conditions, changes to the reporting unit or the passage of time warrants a refresh of the baseline used in a qualitative test. For quantitative testing, the Company compares the fair value of each reporting unit with its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

Fair values are determined using established business valuation techniques and models developed by the Company, estimates of market participant assumptions of future cash flows, future growth rates and discount rates to value estimated cash flows. Changes in economic and operating conditions, actual growth below the assumed market participant assumptions or an increase in the discount rate could result in an impairment charge in a future period.

Acquisitions

Upon acquisition of a business, the Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Market participants are considered to be buyers and sellers unrelated to the Company in the principal or most advantageous market for the asset or liability.

Fair value estimates are based on a series of judgments about future events and uncertainties and rely on estimates and assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Management values acquired intangible assets using the relief from royalty method or excess earnings method, forms of the income approach supported by observable market data for peer companies. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, customer attrition rates and royalty rates). Acquired inventories are marked to fair value. For certain items, the pre-acquisition carrying value is determined to be a reasonable approximation of fair value based on information available to the Company. Refer to Note 4 to the consolidated financial statements for additional details.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract are satisfied and control is transferred to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for goods or services. Substantially all of the Company's sales arrangements are short-term in nature involving a single performance obligation. The Company recognizes revenue when the performance obligation is satisfied and control of the product is transferred to the customer based upon shipping terms. In addition, certain customized automation performance obligations are accounted for over time. Under this method, revenue recognition is primarily based upon the ratio of costs incurred to date compared with estimated total costs to complete. The cumulative impact of revisions to total estimated costs is reflected in the period of the change, including anticipated losses. Approximately 10% of the Company's Net sales are recognized over time.

The Company recognizes any discounts, credits, returns, rebates and incentive programs based on reasonable estimates as a reduction of sales to arrive at Net sales at the same time the related revenue is recorded. Taxes collected by the Company, including sales tax and value added tax, are excluded from Net sales. The Company recognizes freight billed as a component of Net sales and shipping costs as a component of Cost of goods sold when control transfers to the customer. Sales commissions are expensed when incurred because the amortization period is generally one year or less. These costs are recorded within Selling, general and administrative expenses in the Company's Consolidated Statements of Income.

Refer to Note 2 to the consolidated financial statements for additional details.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary financial market risks include fluctuations in currency exchange rates, commodity prices and interest rates. The Company manages these risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Included below is a sensitivity analysis based upon a hypothetical 10% weakening or strengthening in the U.S. dollar compared to foreign currency exchange rates at December 31, 2025. The derivative, borrowing and investment arrangements in effect at December 31, 2025 were compared to the hypothetical foreign exchange rates in the sensitivity analysis to determine the effect on the Company's current period consolidated financial statements.

Foreign Currency Exchange Risk

The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates.

At December 31, 2025, the Company hedged certain third-party and intercompany purchases and sales. The gross notional dollar amount of these foreign exchange contracts at December 31, 2025 was $88,555. At December 31, 2025, a hypothetical 10% strengthening or weakening in the U.S. dollar would have changed Accumulated other comprehensive income (loss) by $77.

The Company enters into forward foreign exchange contracts to hedge transaction exposures or significant cross-border intercompany loans by either purchasing or selling specified amounts of foreign currency at a specified date. The gross notional dollar amount of these foreign exchange contracts at December 31, 2025 was $370,668. A hypothetical 10% change in the year-end exchange rates would have resulted in an increase or decrease to Income before income taxes of $2,779 related to these positions. However, any loss (or gain) resulting from a hypothetical 10% change would be offset by the associated gain (or loss) on the underlying balance sheet exposure and would ultimately not materially affect the Company's financial statements. The Company also has a foreign currency forward contract hedge designated as a net investment hedge with a notional dollar amount of $337,659 at December 31, 2025. At December 31, 2025, any loss (or gain) resulting from the hypothetical 10% strengthening or weakening in the U.S. dollar would have changed Accumulated other comprehensive income (loss) by $27,652.

The fair value of the Company's cash and cash equivalents at December 31, 2025 approximated cost due to the short-term duration. These financial instruments are subject to concentrations of credit risk. The Company has minimized this risk by entering into investments with a number of major banks and financial institutions and investing in high-quality instruments. The Company does not expect any counter-parties to fail to meet their obligations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is submitted in a separate section of this Annual Report on Form 10-K following the signature page.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2025 based on the 2013 framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under such framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

During 2025, the Company completed the acquisition of Alloy Steel Australia (Int) Pty Ltd. ("Alloy Steel"). The Company is currently integrating Alloy Steel into its operations, compliance programs and internal control processes. As permitted by guidance issued by the SEC, the Company has excluded Alloy Steel from management's evaluation of internal controls over financial reporting as of December 31, 2025. Alloy Steel constituted approximately 4% of the Company's total assets (inclusive of acquired intangible assets and goodwill) as of December 31, 2025 and 0.4% of the Company's net sales for the fiscal year ended December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included elsewhere in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2025 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2025, none of the Company's directors or officers adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company is expected to file its 2026 Proxy Statement pursuant to Regulation 14A of the Exchange Act within 120 days after December 31, 2025.

Except for the information set forth within Part I, Item 1D section of this Annual Report on Form 10-K concerning our Executive Officers, the information required by this item is incorporated by reference from the 2026 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the 2026 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the 2026 Proxy Statement.

For further information on the Company's equity compensation plans, see Note 1 and Note 10 to the Company's consolidated financial statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the 2026 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the 2026 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following reports and consolidated financial statements of the Company are included in a separate section of this report following the signature page and certifications:

Report of Independent Registered Public Accounting Firm (PCAOB ID 42)

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Consolidated Statements of Income – Years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Income – Years ended December 31, 2025, 2024 and 2023

Consolidated Balance Sheets – December 31, 2025 and 2024

Consolidated Statements of Equity – Years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Cash Flows – Years ended December 31, 2025, 2024 and 2023

Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules

The following consolidated financial statement schedule of the Company is included in a separate section of this report following the signature page:

Schedule II – Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC.

Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

(a)(3) Exhibits

Exhibit No.		Description
3.1		Amended and Restated Articles of Incorporation of Lincoln Electric Holdings, Inc. (filed as Exhibit 3.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on September 27, 2011, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).

3.2		Amended and Restated Code of Regulations of Lincoln Electric Holdings, Inc., as amended on February 15, 2023 (filed as Exhibit 3.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 17, 2023, SEC File No.0-1402, and incorporated herein by reference and made a part hereof).
4.1		Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.1 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2019, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.1		Credit Agreement, dated as of June 20, 2024, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Lincoln Electric Automation, Inc., the financial institutions from time to time party thereto, as lenders, PNC Bank, National Association, as lead administrative agent, and KeyBank National Association, as co-administrative agent (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc., filed on June 24, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.2		Note Purchase Agreement, dated as of April 1, 2015, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Techalloy, Inc., Wayne Trail Technologies, Inc. and the purchasers party thereto (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 2, 2015, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.3		Amendment No. 1 to Note Purchase Agreement, dated as of April 1, 2015, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Techalloy, Inc., Wayne Trail Technologies, Inc. and the purchasers party thereto, dated July 30, 2019 (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended September 30, 2019, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.4		Amendment No. 2 to Note Purchase Agreement, dated as of April 1, 2015, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Lincoln Electric Automation, Inc. and the purchasers party thereto, dated June 20, 2024 (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.5		Note Purchase Agreement, dated as of October 20, 2016, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Techalloy, Inc. and Wayne Trail Technologies, Inc. and the purchasers party thereto (filed as Exhibit 10.4 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2016, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.6		Amendment No. 1 to Note Purchase Agreement, dated as of October 20, 2016, by an among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Lincoln Electric Automation, Inc. and the purchasers party thereto, dated June 20, 2024 (filed as Exhibit 10.4 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.7		Note Purchase Agreement, dated as of June 20, 2024, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc, Lincoln Electric Automation, Inc. and the purchasers party thereto (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc., filed on June 24, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).

10.8*		Non-Employee Directors' Deferred Compensation Plan (Amended and Restated as of January 1, 2021) (filed as Exhibit 10.18 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2020, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.9*		2005 Deferred Compensation Plan for Executives (Amended and Restated as of January 1, 2021) (filed as Exhibit 10.21 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2020, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.10*		The Lincoln Electric Company Restoration Plan (filed as Exhibit 4.3 to Form S-8 of Lincoln Electric Holdings, Inc. filed on December 19, 2016, SEC File No. 333-215168, and incorporated herein by reference and made a part hereof).
10.11*		Amendment No. 1 to The Lincoln Electric Company Restoration Plan (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended September 30, 2020, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.12*		The Lincoln Electric Company Employee Savings Plan As Amended and Restated Effective January 1, 2025 (filed as Exhibit 10.12 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2024, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.13*		Form of Change in Control Severance Agreement (as entered into by the Company and its executive officers) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on November 21, 2017, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.14*		Amendment No. 1 to Form of Change in Control Severance Agreement (as entered into by the Company and its executive officers) (filed as Exhibit 10.5 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended September 30, 2020, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.15*		Lincoln Electric Holdings, Inc. Executive Severance Plan (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on October 20, 2025, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.16*		2006 Equity and Performance Incentive Plan (Restated as of March 3, 2011) (filed as Annex A to Lincoln Electric Holdings, Inc. proxy statement filed on March 18, 2011, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.17*		2015 Equity and Incentive Compensation Plan (filed as Appendix B to Lincoln Electric Holdings, Inc. definitive proxy statement filed on March 18, 2015, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.18*		2015 Stock Plan for Non-Employee Directors (filed as Appendix C to Lincoln Electric Holdings, Inc. definitive proxy statement filed on March 18, 2015, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.19*		Amendment No. 1 to the 2015 Stock Plan for Non-Employee Directors (filed as Appendix C to Lincoln Electric Holdings, Inc. proxy statement dated March 20, 2017, SEC File No. 0-1402, and incorporated by reference and made a part hereof).
10.20*		2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 21, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.21*		2023 Stock Plan for Non-Employee Directors (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 21, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).

10.22*		Form of Restricted Stock Unit Agreement for Non-Employee Directors under 2023 Stock Plan for Non-Employee Directors (filed as Exhibit 10.24 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.23*		Form of Restricted Stock Unit Agreement for Non-Employee Directors under 2023 Stock Plan for Non-Employee Directors (filed herewith).
10.24*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.38 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2019, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.25*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2021, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.26*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2022, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.27*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.28*		Form of Stock Option Agreement for Executive Officers under 2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a
10.29*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.30*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2025, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.31*		Form of Restricted Stock Unit Agreement for Executive Officers (filed as Exhibit 10.33 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2013, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.32*		Form of Restricted Stock Unit Agreement for Executive Officers (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2022, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.33*		Form of Restricted Stock Unit Agreement for Executive Officers (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.34*		Form of Restricted Stock Unit Agreement for Executive Officers under 2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.35*		Form of Restricted Stock Unit Agreement for Executive Officers under 2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.36*		Form of Restricted Stock Unit Agreement for Executive Officers (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2025, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).

10.37*		Form of Performance Share Award Agreement for Executive Officers (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc., for the quarter ended March 31, 2022, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.38*		Form of Performance Share Award Agreement for Executive Officers (filed as Exhibit 10.4 to Form 10-Q of Lincoln Electric Holdings, Inc., for the quarter ended March 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.39*		Form of Performance Share Award Agreement for Executive Officers under 2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.4 to Form 10-Q of Lincoln Electric Holdings, Inc., for the quarter ended June 30, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.40*		Form of Performance Share Award Agreement for Executive Officers (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.41*		Form of Performance Share Award Agreement for Executive Officers (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2025, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.42*		Form of Officer Indemnification Agreement (effective February 23, 2012) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 29, 2012, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.43*		Form of Director Indemnification Agreement (effective February 23, 2012) (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 29, 2012, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
19		Lincoln Electric Holdings, Inc. Securities Trading Policy for Covered Persons (Effective July 17, 2024) (filed as Exhibit 19 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2024, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
21		Subsidiaries of the Registrant (filed herewith).
23		Consent of Independent Registered Public Accounting Firm (filed herewith).
24		Powers of Attorney (filed herewith).
31.1		Certification by the Chairman, President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
31.2		Certification by the Executive Vice President, Chief Financial Officer and Treasurer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
32.1		Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
97		Lincoln Electric Holdings, Inc. Clawback Policy (Effective October 2, 2023) (filed as Exhibit 97 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
101.INS		Inline XBRL Instance Document
101.SCH		Inline XBRL Taxonomy Extension Schema Document
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB		Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document
104		Cover page Interactive Data File (embedded within the Inline XBRL document)

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*   Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15(b) of this report.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLN ELECTRIC HOLDINGS, INC.

By: /s/ Gabriel Bruno

Gabriel Bruno
Executive Vice President, Chief Financial Officer and Treasurer
(principal financial and accounting officer)
February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Steven B. Hedlund	/s/ Gabriel Bruno
Steven B. Hedlund,	Gabriel Bruno,
Chairman and Chief Executive Officer	Executive Vice President, Chief Financial Officer and
(principal executive officer)	Treasurer
February 25, 2026	(principal financial and accounting officer)
	February 25, 2026
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as	Gabriel Bruno as
Attorney-in-Fact for	Attorney-in-Fact for
Brian D. Chambers, Director	Curtis E. Espeland, Director
February 25, 2026	February 25, 2026
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as	Gabriel Bruno as
Attorney-in-Fact for	Attorney-in-Fact for
N. Joy Falotico, Director	Bonnie J. Fetch, Director
February 25, 2026	February 25, 2026
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as	Gabriel Bruno as
Attorney-in-Fact for	Attorney-in-Fact for
Patrick P. Goris, Director	Michael F. Hilton, Director
February 25, 2026	February 25, 2026
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as	Gabriel Bruno as
Attorney-in-Fact for	Attorney-in-Fact for
Marc A. Howze, Director	Kathryn Jo Lincoln, Director
February 25, 2026	February 25, 2026
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as	Gabriel Bruno as
Attorney-in-Fact for	Attorney-in-Fact for
Phillip J. Mason, Director	Ben P. Patel, Director
February 25, 2026	February 25, 2026

[THIS PAGE INTENTIONALLY LEFT BLANK.]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lincoln Electric Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lincoln Electric Holdings, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Goodwill impairment evaluation – Reporting unit subject to quantitative assessment

Description of the Matter	As disclosed in Note 5 to the consolidated financial statements, at December 31, 2025, the Company's total goodwill was $887 million. As disclosed in Note 1 to the consolidated financial statements, goodwill is tested for impairment in the fourth quarter using the same date each year or more frequently if changes in circumstances or the occurrence of events indicate potential impairment. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount and whether it is necessary to perform a quantitative goodwill impairment test. The quantitative test is only required if the Company concludes that it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. The Company may perform a quantitative test in instances where the more-likely-than-not threshold has not been met, including when general macroeconomic conditions, changes to the reporting unit or the passage of time warrants a refresh of the baseline used in a qualitative test. The Company elected to perform a quantitative assessment for certain reporting units during the fourth quarter of 2025. The Company determined that the fair value of the reporting units were in excess of their carrying values. Auditing the annual goodwill impairment test for a certain reporting unit under the quantitative assessment was complex due to the estimation required in determining the fair value of the reporting unit. In particular, the fair value estimate using the income approach was sensitive to the weighted average cost of capital. Elements of the weighted average cost of capital are forward-looking and could be affected by future economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment evaluation, including controls over the significant assumption mentioned above. To test the estimated fair value used in the Company's annual goodwill impairment test for the reporting unit, our audit procedures included, among others, assessing the valuation methodology, testing the weighted average cost of capital, and performing sensitivity analyses of underlying assumptions to evaluate their responsiveness to changes for significance. We identified the weighted average cost of capital as a significant assumption. We involved valuation specialists to assist with our evaluation of the methodology applied and the reasonableness of the weighted average cost of capital. Specifically, we evaluated the components of the weighted average cost of capital assumptions used by performing an independent corroborative analysis with involvement of valuation specialists.

/s/ Ernst & Young LLP

We have served as the Company's auditor since at least 1923, but we are unable to determine the specific year.

Cleveland, OH
February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lincoln Electric Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Lincoln Electric Holdings, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Lincoln Electric Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Alloy Steel Australia (Int) Pty Ltd. ("Alloy Steel") which is included in the 2025 consolidated financial statements of the Company and constituted approximately 4% of total assets as of December 31, 2025 and 0.4% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Alloy Steel.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 25, 2026

LINCOLN ELECTRIC HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net sales (Note 2)	$ 4,233,003	$ 4,008,670	$ 4,191,636
Cost of goods sold	2,698,751	2,535,758	2,726,191
Gross profit	1,534,252	1,472,912	1,465,445
Selling, general & administrative expenses	797,994	780,590	758,910
Rationalization and asset impairment net charges (Note 7)	18,199	55,860	(11,314)
Operating income	718,059	636,462	717,849
Interest expense, net	51,561	42,786	44,371
Other income (Note 12)	8,952	473	13,388
Income before income taxes	675,450	594,149	686,866
Income taxes (Note 13)	154,917	128,041	141,618
Net income	$ 520,533	$ 466,108	$ 545,248
Basic earnings per share (Note 3)	$ 9.39	$ 8.23	$ 9.50
Diluted earnings per share (Note 3)	$ 9.32	$ 8.15	$ 9.37
Cash dividends declared per share	$ 3.04	$ 2.88	$ 2.63

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 520,533	$ 466,108	$ 545,248
Other comprehensive income (loss), net of tax:			
Unrealized gain on derivatives designated and qualifying as cash flow hedges	432	719	2,627
Defined benefit pension plan activity	(14)	948	(215)
Currency translation adjustment	93,786	(71,955)	43,139
Other comprehensive income (loss):	94,204	(70,288)	45,551
Comprehensive income	$ 614,737	$ 395,820	$ 590,799

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31,	
	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 308,789	$ 377,262
Accounts receivable (less allowance for doubtful accounts of $11,326 in 2025; $12,674 in 2024)	538,791	481,979
Inventories (Note 16)	633,364	544,037
Other current assets	258,568	242,003
Total Current Assets	1,739,512	1,645,281
Property, plant and equipment (Note 1)	702,762	619,181
Intangibles, net (Note 5)	250,424	221,005
Goodwill (Note 5)	886,686	804,927
Deferred income taxes (Note 13)	47,077	77,611
Other assets	151,116	152,137
TOTAL ASSETS	**$ 3,777,577**	**$ 3,520,142**
LIABILITIES AND EQUITY		
Current Liabilities		
Amounts due to banks (Note 9)	$ 143,780	$ 10,520
Trade accounts payable	364,934	296,590
Accrued employee compensation and benefits	116,158	104,374
Dividends payable	43,328	42,158
Other current liabilities	288,491	325,156
Current portion of long-term debt (Note 9)	—	100,004
Total Current Liabilities	956,691	878,802
Long-term debt, less current portion (Note 9)	1,150,228	1,150,551
Deferred income taxes (Note 13)	52,104	10,464
Other liabilities	148,760	152,892
Total Liabilities	2,307,783	2,192,709
Shareholders' Equity		
Preferred shares, without par value - at stated capital amount; authorized - 5,000,000 shares; issued and outstanding - none	—	—
Common shares, without par value - at stated capital amount; authorized - 240,000,000 shares; issued - 98,581,434 shares in 2025 and 2024; outstanding - 54,845,950 shares in 2025 and 56,211,219 shares in 2024	9,858	9,858
Additional paid-in capital	601,566	566,740
Retained earnings	4,342,080	3,993,016
Accumulated other comprehensive loss (Note 8)	(205,931)	(300,135)
Treasury shares, at cost - 43,735,484 shares in 2025 and 42,370,215 shares in 2024	(3,277,779)	(2,942,046)
Total Equity	1,469,794	1,327,433
TOTAL LIABILITIES AND TOTAL EQUITY	**$ 3,777,577**	**$ 3,520,142**

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except per share amounts)

	Common Shares Outstanding	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total
Balance at December 31, 2022	57,624	$ 9,858	$ 481,857	$ 3,306,500	$ (275,398)	$ (2,488,776)	$ 1,034,041
Net income				545,248			545,248
Defined benefit pension plan activity, net of tax					(215)		(215)
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax					2,627		2,627
Currency translation adjustment					43,139		43,139
Cash dividends declared – $2.63 per share				(151,513)			(151,513)
Stock-based compensation activity	451		43,609			4,987	48,596
Purchase of shares for treasury	(1,098)					(198,765)	(198,765)
Other			(2,109)	(12,197)			(14,306)
Balance at December 31, 2023	56,977	9,858	523,357	3,688,038	(229,847)	(2,682,554)	1,308,852
Net income				466,108			466,108
Defined benefit pension plan activity, net of tax					948		948
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax					719		719
Currency translation adjustment					(71,955)		(71,955)
Cash dividends declared – $2.88 per share				(163,875)			(163,875)
Stock-based compensation activity	463		47,197			4,259	51,456
Purchase of shares for treasury	(1,229)					(263,751)	(263,751)
Other			(3,814)	2,745			(1,069)
Balance at December 31, 2024	56,211	9,858	566,740	3,993,016	(300,135)	(2,942,046)	1,327,433
Net income				520,533			520,533
Defined benefit pension plan activity, net of tax					(14)		(14)
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax					432		432
Currency translation adjustment					93,786		93,786
Cash dividends declared – $3.04 per share				(168,135)			(168,135)
Stock-based compensation activity	268		29,351			2,575	31,926
Purchase of shares for treasury	(1,633)					(338,308)	(338,308)
Other			5,475	(3,334)			2,141
Balance at December 31, 2025	54,846	$ 9,858	$ 601,566	$ 4,342,080	$ (205,931)	$ (3,277,779)	$ 1,469,794

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 520,533	$ 466,108	$ 545,248
Adjustments to reconcile Net income to Net cash provided by operating activities:			
Rationalization and asset impairment net charges (Note 7)	1,141	20,887	4,779
Depreciation and amortization	98,546	88,238	86,670
Gain on sale of property	—	—	(36,187)
Deferred income taxes (Note 13)	82,744	(40,328)	(20,926)
Stock-based compensation	20,348	24,052	26,231
Pension settlement net charges	719	3,792	—
Other, net	2,655	(6,780)	(17,464)
Changes in operating assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in accounts receivable	(26,433)	52,829	14,980
(Increase) decrease in inventories	(47,783)	25,355	122,094
Increase in other current assets	(10,568)	(41,558)	(35,608)
Increase (decrease) in trade accounts payable	56,257	(27,189)	(32,028)
(Decrease) increase in other current liabilities	(26,090)	32,703	10,056
Net change in other assets and liabilities	(10,896)	868	(303)
NET CASH PROVIDED BY OPERATING ACTIVITIES	661,173	598,977	667,542
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(126,974)	(116,603)	(90,987)
Acquisition of businesses, net of cash acquired (Note 4)	(137,530)	(252,746)	(32,685)
Proceeds from sale of property, plant and equipment	7,178	7,798	49,494
Other investing activities	—	320	(551)
NET CASH USED BY INVESTING ACTIVITIES	(257,326)	(361,231)	(74,729)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from (payments on) on short-term borrowings	133,252	8,449	(79,873)
Proceeds from long-term borrowings	—	550,000	—
Payments on long-term borrowings	(100,169)	(400,677)	(8,109)
Proceeds from exercise of stock options	11,578	27,404	22,365
Purchase of shares for treasury	(338,308)	(263,751)	(198,765)
Cash dividends paid to shareholders	(168,240)	(162,143)	(148,010)
Other financing activities	—	(3,922)	—
NET CASH USED BY FINANCING ACTIVITIES	(461,887)	(244,640)	(412,392)
Effect of exchange rate changes on Cash and cash equivalents	(10,433)	(9,631)	16,216
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(68,473)	(16,525)	196,637
Cash and cash equivalents at beginning of period	377,262	393,787	197,150
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 308,789	$ 377,262	$ 393,787

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share amounts)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Lincoln Electric Holdings, Inc. and its wholly-owned and majority-owned subsidiaries for which it has a controlling interest (the "Company") after elimination of all inter-company accounts, transactions and profits.

Certain reclassifications have been made to the prior period amounts to conform to the current period presentation, none of which are material.

General Information

The Company is a high-performance industrial machinery and technology leader who helps customers manufacture and maintain vital equipment and infrastructure. The Company's innovative solutions enable higher quality and productivity across a variety of processes including welding, cutting, brazing, machining, process automation, and field repair.

The Company's products include arc welding equipment, filler metals (welding, brazing and soldering consumables), cutting systems (laser, plasma and oxyfuel), wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, mobile power equipment, wear solutions, software, and education solutions; as well as a comprehensive portfolio of automated solutions and system integration services for joining, cutting, material handling, module assembly, and end of line testing. Services include additive manufacturing, precision fabrication, wear services, upfitting, and training.

Solutions range in technology and features from basic units used for personal, maintenance and light manufacturing use to highly sophisticated robotic solutions for complex fabrication and production activities.

Translation of Foreign Currencies

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the dates of the Consolidated Balance Sheets; revenue and expense accounts are translated at average monthly exchange rates. Translation adjustments are reflected as a component of Total equity.

The translation of assets and liabilities originally denominated in foreign currencies into U.S. dollars is for consolidation purposes and does not necessarily indicate that the Company could realize or settle the reported value of those assets and liabilities in U.S. dollars. Additionally, such a translation does not necessarily indicate that the Company could return or distribute the reported U.S. dollar value of the net equity of its foreign operations to shareholders.

Foreign currency transaction net (gains) losses are included in Selling, general & administrative expenses and were ($4,638), ($1,406) and $1,744 in 2025, 2024 and 2023, respectively.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or net realizable value. Fixed manufacturing overhead costs are allocated to inventory based on normal production capacity and abnormal manufacturing costs are recognized as period costs. Cost for a substantial portion of U.S. inventories is determined on a last-in, first-out ("LIFO") basis. At December 31, 2025 and 2024, approximately 38% and 35% of total inventories, respectively, were valued using the LIFO method. Cost of other inventories is determined by costing methods that approximate a first-in, first-out ("FIFO") basis. Refer to Note 16 for additional details.

Long-lived Assets

Property, Plant and Equipment

Property, plant and equipment are stated at cost and include improvements which significantly increase capacities or extend the useful lives of existing plant and equipment. Depreciation and amortization are computed using a straight-line method over useful lives ranging from 3 years to 20 years for machinery, tools and equipment, and up to 40 years for buildings. Net gains or losses related to asset dispositions are recognized in earnings in the period in which dispositions occur.

Routine maintenance, repairs and replacements are expensed as incurred. The Company capitalizes interest costs associated with long-term construction in progress.

Property, plant and equipment, net in the Consolidated Balance Sheet is comprised of the following components:

	December 31,		
	2025		2024
Land	$ 66,036	$	64,016
Buildings	499,506		445,319
Machinery and equipment	1,080,026		975,480
	1,645,568		1,484,815
Less accumulated depreciation	942,806		865,634
Total	$ 702,762	$	619,181

Leases

The Company determines if an agreement is a lease at inception. The Company records a right-of-use asset on its Consolidated Balance Sheets to represent its right to use an underlying asset for the lease term. The Company records a lease liability on its Consolidated Balance Sheets to represent its obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available at commencement date to present value the lease payments.

The Company has operating leases for sales offices, manufacturing facilities, warehouses and distribution centers, transportation equipment, office equipment and information technology equipment. Some of these leases are noncancelable. Variable or short-term lease costs contained within the Company's operating leases are not material. Most leases include one or more options to renew, which can extend the lease term from 1 to 11 years or more. The exercise of lease renewal options is at the Company's sole discretion. Certain leases also include options to purchase the leased property. Leases with an initial term of 12 months or less are not recorded on the Company's Consolidated Balance Sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Impairments

The Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets, including right-of-use assets and finite-lived intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, a loss is recognized to the extent that carrying value exceeds fair value. Fair value is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. Refer to Notes 5, 7 and 17 for additional details.

Goodwill and Intangibles

Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Intangible assets other than goodwill are recorded at fair value at the time acquired or at cost, if applicable. Intangible assets that do not have indefinite lives are amortized in line with the pattern in which the economic benefits of the intangible asset are consumed. If the pattern of economic benefit cannot be reliably determined, the intangible assets are amortized on a straight-line basis over the shorter of the legal or estimated life. These types of assets are assessed for impairment in a manner consistent with long-lived assets described above. Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment in the fourth quarter using the same date each year or more frequently if changes in circumstances or the occurrence of events indicate potential impairment.

In performing the annual impairment test, the fair value of each indefinite-lived intangible asset is compared to its carrying value and an impairment charge is recorded if the carrying value exceeds the fair value. For goodwill, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, and whether it is necessary to perform the quantitative goodwill impairment test. The quantitative test is only required if the Company concludes that it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. The Company may also perform a quantitative test in instances where the more-likely-than-not threshold has not been met, including when general macroeconomic conditions, changes to the reporting unit or the passage of time warrants a refresh of the baseline used in a qualitative test. For quantitative testing, the Company compares the fair value of each reporting unit with its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

Fair values are determined using established business valuation techniques and models developed by the Company, estimates of market participant assumptions of future cash flows, future growth rates and discount rates to value estimated cash flows. Changes in economic and operating conditions, actual growth below the assumed market participant assumptions or an increase in the discount rate could result in an impairment charge in a future period. Refer to Note 5 for additional details.

Fair Value Measurements

Financial assets and liabilities, such as the Company's defined benefit pension plan assets and derivative contracts, are valued at fair value using the market and income valuation approaches. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The following hierarchy is used to classify the inputs that measure fair value:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability; and

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Refer to Notes 11 and 15 for additional details.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract are satisfied and control is transferred to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for goods or services. Substantially all of the Company's sales arrangements are short-term in nature involving a single performance obligation. The Company recognizes revenue when the performance obligation is satisfied and control of the product is transferred to the customer generally based upon shipping terms. In addition, certain customized automation performance obligations are accounted for over time. Under this method, revenue recognition is primarily based upon the ratio of costs incurred to date compared with estimated total costs to complete. The cumulative impact of revisions to total estimated costs is reflected in the period of the change, including anticipated losses. Approximately 10% of the Company's Net sales are recognized over time.

The Company recognizes any discounts, credits, returns, rebates and incentive programs based on reasonable estimates as a reduction of sales to arrive at Net sales at the same time the related revenue is recorded. Taxes collected by the Company, including sales tax and value added tax, are excluded from Net sales. The Company recognizes freight billed as a component of Net sales and shipping costs as a component of Cost of goods sold when control transfers to the customer. Sales commissions are expensed when incurred because the amortization period is generally one year or less. These costs are recorded within Selling, general and administrative expenses in the Company's Consolidated Statements of Income.

The Company's payment terms vary by the type and location of the customer and the products or services offered. The Company does not offer any payment terms that would meet the requirements for consideration as a financing component under Accounting Standards Codification Topic 606.

Refer to Note 2 for additional details.

Distribution Costs

Distribution costs, including warehousing and freight related to product shipments, are included in Cost of goods sold.

Stock-Based Compensation

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares or restricted stock units ultimately forfeited because the recipients fail to meet vesting requirements.

Common stock issuable upon the exercise of employee stock options is excluded from the calculation of diluted earnings per share when the calculation of option equivalent shares is anti-dilutive. Refer to Note 10 for additional details.

Financial Instruments

The Company uses derivative instruments to manage exposures to interest rates, commodity prices and currency exchange rate fluctuations on certain purchase and sales transactions, balance sheet and net investment exposures. Derivative contracts to hedge currency and commodity exposures are generally written on a short-term basis, but may cover exposures for up to 3 years while interest rate contracts may cover longer periods consistent with the terms of the underlying debt. The Company does not enter into derivatives for trading or speculative purposes.

All derivatives are recognized at fair value on the Company's Consolidated Balance Sheets. The accounting for gains and losses resulting from changes in fair value depends on the use of the derivative and whether it is designated and qualifies for hedge accounting. The Company formally documents the relationship of the hedge with the hedged item as well as the risk-management strategy for all designated hedges. Both at inception and on an ongoing basis, the hedging instrument is assessed as to its effectiveness, when applicable. If and when a derivative is determined not to be highly effective as a hedge, the underlying hedged transaction is no longer likely to occur, or the derivative is terminated, hedge accounting is discontinued. The cash flows from settled derivative contracts are recognized in Net cash provided by operating activities in the Company's Consolidated Statements of Cash Flows.

The Company is subject to the credit risk of the counterparties to derivative instruments. Counterparties include a number of major banks and financial institutions. The Company manages individual counterparty exposure by monitoring the credit rating of the counterparty and the size of financial commitments and exposures between the Company and the counterparty.

Cash flow hedges

Certain foreign currency forward contracts and commodity contracts are qualified and designated as cash flow hedges. The effective portion of the fair value unrealized gain or loss on cash flow hedges are reported as a component of Accumulated other comprehensive income ("AOCI") with offsetting amounts recorded as Other current assets, Other assets, Other current liabilities or Other liabilities depending on the position and the duration of the contract. At settlement, the realized gain or loss is recorded in Cost of goods sold or Net sales for hedges of purchases and sales, respectively, in the same period or periods during which the hedged transaction affects earnings. The ineffective portion on cash flow hedges is recognized in current earnings.

Net investment hedges

The Company has foreign currency forward contracts and zero-cost collar contracts that qualify and are designated as net investment hedges. For derivative instruments that qualify as a net investment hedge, the effective portion of the fair value gains or losses are recognized in AOCI with offsetting amounts recorded as Other current assets, Other assets, Other current liabilities or Other liabilities depending on the position and the duration of the contract. The gains or losses are subsequently reclassified to Selling, general and administrative expenses, as the underlying hedged investment is liquidated.

Derivatives not designated as hedging instruments

The Company has certain foreign exchange forward contracts which are not designated as hedges. These derivatives are held as hedges of certain balance sheet exposures. The gains or losses on these contracts are recognized in Selling, general and administrative expenses, offsetting the losses or gains on the exposures being hedged.

Refer to Note 14 for additional details.

Research and Development

Research and development costs are charged to Selling, general and administrative expenses as incurred and totaled $85,550, $81,821 and $71,235 in 2025, 2024 and 2023, respectively.

Bonus

The Company's discretionary employee bonus programs, which for certain U.S.-based employees are net of medical costs, are included in Selling, general and administrative expenses. Bonus costs were $180,708, $166,554 and $192,498 in 2025, 2024 and 2023, respectively.

Income Taxes

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the GAAP and income tax basis of assets and liabilities and operating loss and tax credit carry-forwards. In assessing the realizability of deferred tax assets, the Company assesses whether it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized.

The Company maintains liabilities for unrecognized tax benefits related to uncertain income tax positions in various jurisdictions. The Company uses judgment in determining whether the technical merits of tax positions are more-likely-than-not to be sustained. Judgment is also used in measuring the related amount of tax benefit that qualifies for recognition, including the interpretation of applicable tax law, regulations and tax rulings.

The Company elects to treat any Global Intangible Low Taxed Income inclusion as a period expense in the year incurred.

Refer to Note 13 for additional details.

Acquisitions

The acquisition of a business is accounted for as a business combination, which requires the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The process of estimating the fair values of certain tangible assets, identifiable intangible assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. The Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Market participants are considered to be buyers and sellers unrelated to the Company in the principal or most advantageous market for the asset or liability.

Fair value estimates are based on a series of judgments about future events and uncertainties and rely on estimates and assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Management values acquired intangible assets using the relief from royalty method or excess earnings method, forms of the income approach supported by observable market data for peer companies. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, customer attrition rates, and royalty rates). Acquired inventories are marked to fair value. For certain items, the pre-acquisition carrying value is determined to be a reasonable approximation of fair value based on information available to the Company. Refer to Note 4 for additional details.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

New Accounting Pronouncements

The following section provides a description of new Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB") that are applicable to the Company.

The following ASU was adopted as of January 1, 2025 and did not have a significant financial impact on the Company's consolidated financial statements unless otherwise described within the table below:

Standard	Description
ASU No. 2023-09, *Income Taxes (Topic 740)*, issued December 2023.	Requires disclosure of specific categories in rate reconciliation and additional information for reconciling items that meet a quantitative threshold, additional information about income taxes paid, and disclosure of disaggregated income tax information. The amendments are effective January 1, 2025. Refer to Note 13 for the disclosure impacts.

The Company is currently evaluating the impact on its financial statements of the following ASUs:

Standard	Description
ASU No. 2025-09, *Derivatives and Hedging*, issued November 2025	Updates hedge accounting guidance to better align with financial reporting with risk management activities. The amendments are effective for annual periods beginning after December 15, 2026 and interim periods within those annual reporting periods. Early adoption is permitted.
ASU No. 2025-06, *Goodwill and Other – Internal-Use Software*, issued September 2025	Updates requirements for capitalization of internal-use software costs. The amendments are effective for annual periods beginning after December 15, 2027 and interim periods within those annual reporting periods. Early adoption is permitted.
ASU No. 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures*, issued November 2024	Requires enhanced disclosures of specified information about certain costs and expenses. The amendments are effective for annual periods beginning January 1, 2027, and interim periods beginning January 1, 2028. Early adoption is prohibited.

NOTE 2 — REVENUE RECOGNITION

The following table presents the Company's Net sales disaggregated by product line:

	Year Ended December 31,		
	2025	2024	2023
Consumables	$ 2,283,101	$ 2,088,721	$ 2,212,314
Equipment	1,079,603	1,008,524	1,038,290
Automation	870,299	911,425	941,032
Net sales	$ 4,233,003	$ 4,008,670	$ 4,191,636

Consumable sales consist of welding, brazing and soldering filler metals. Equipment sales consist of arc welding equipment, laser, plasma and oxyfuel cutting systems, wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, mobile power equipment, wear solutions, software and education solutions. Automation sales consist of a comprehensive portfolio of solutions for joining, cutting, material handling, module assembly, and end of line testing. Consumable and Equipment products are sold within each of the Company's operating segments. Automation products are sold within the Company's Americas Welding and International Welding operating segments.

Within the Automation product line, there are certain customer contracts that may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines the standalone selling price based on the prices charged to customers or using expected cost plus margin. Approximately 10% of the Company's Net sales are recognized over time.

At December 31, 2025, the Company recorded $49,451 related to advance customer payments and $62,778 related to billings in excess of revenue recognized. These contract liabilities are included in Other current liabilities in the Consolidated Balance Sheets. At December 31, 2024, the balances related to advance customer payments and billings in excess of revenue recognized were $63,473 and $57,960, respectively. Substantially all of the Company's contract liabilities are recognized within twelve months based on contract duration. The Company records an asset for contracts where it has recognized revenue, but has not yet invoiced the customer for goods or services. At December 31, 2025 and 2024, $78,211 and $81,781, respectively, related to these contract assets which are included in Other current assets in the Consolidated Balance Sheets. Contract asset amounts are expected to be billed within the next twelve months.

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income	$ 520,533	$ 466,108	$ 545,248
Denominator (shares in 000's):			
Basic weighted average shares outstanding	55,410	56,639	57,364
Effect of dilutive securities - Stock options and awards	465	555	857
Diluted weighted average shares outstanding	55,875	57,194	58,221
Basic earnings per share	$ 9.39	$ 8.23	$ 9.50
Diluted earnings per share	$ 9.32	$ 8.15	$ 9.37

For the years ended December 31, 2025, 2024 and 2023, common shares subject to equity-based awards of 19,194, 20,495 and 69,901, respectively, were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

NOTE 4 – ACQUISITIONS

The acquired companies are accounted for as business combinations and are included in the consolidated financial statements as of the date of acquisition. The acquired companies discussed below are not material individually, or in the aggregate, to the actual or pro forma Consolidated Statements of Income or Consolidated Statements of Cash Flows; as such, pro forma information related to these acquisitions has not been presented.

On April 1, 2025, the Company acquired a 35% ownership interest in Alloy Steel Australia (Int) Pty Ltd. ("Alloy Steel"), a privately held manufacturer of maintenance and repair solutions headquartered in Perth, Australia. On August 1, 2025, the Company acquired the remaining 65% ownership interest in Alloy Steel. In total, the Company acquired 100% ownership of Alloy Steel for a total purchase price of $131,427, net of cash acquired and certain debt-like items. In 2024, Alloy Steel generated sales of approximately $48,000 (unaudited). Alloy Steel supplies proprietary technology, engineering services and digital monitoring to the mining sector.

On July 30, 2024, the Company acquired 100% ownership of Vanair Manufacturing, LLC ("Vanair"), a privately held, Michigan City, Indiana-based, manufacturer for a total purchase price of $108,651, net of cash acquired and certain debt-like items. Vanair offers a comprehensive portfolio of mobile power solutions, including vehicle-mounted compressors, generators, welders, hydraulics, chargers/boosters, and electrified power equipment.

On June 3, 2024, the Company acquired 100% ownership of Inrotech A/S ("Inrotech"), a privately held automation system integration and technology firm headquartered in Odense, Denmark. The purchase price was $42,352, net of cash acquired. Inrotech specializes in automated welding systems that are differentiated by proprietary adaptive intelligence software and computer vision which guides and optimizes the welding process without the need for programming or the use of computer aided design files. The state-of-the-art vision-based technology is used in the shipbuilding, energy, and heavy industry sectors, where welding accessibility can be challenging for traditional automated systems, but precision and quality are mission critical.

On April 1, 2024, the Company acquired 100% ownership of Superior Controls, LLC ("RedViking"), a privately held automation system integrator based in Plymouth, Michigan. The purchase price was $107,447, net of cash acquired. RedViking specializes in the development and integration of state-of-the-art autonomous guided vehicles and mobile robots, custom assembly and dynamic test systems, and proprietary manufacturing execution system software. The acquisition broadened the Company's portfolio of automation solutions and extends the Company's ability to serve customers in the growing aerospace and defense industries.

On May 3, 2023, the Company acquired 100% ownership of Powermig Automação e Soldagem Ltda. ("Powermig"), a privately held automation engineering firm headquartered in Caxias do Sul, Rio Grande do Sul, in Brazil. The purchase price was $29,572, net of cash acquired. Powermig specializes in designing and engineering industrial welding automation solutions for the heavy industry and transportation sectors. The acquisition broadened the Company's automation portfolio and capabilities.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized acquisition costs of $2,739, $7,042 and $0 respectively, which are included in Selling, general and administrative expenses on the Consolidated Statements of Income and are expensed as incurred.

NOTE 5 – GOODWILL AND INTANGIBLES

The changes in the carrying amount of goodwill by reportable segments for the years ended December 31, 2025 and 2024 were as follows:

	Americas Welding	International Welding	The Harris Products Group	Consolidated
Balance as of December 31, 2023	$ 497,600	153,479	43,373	694,452
Additions and adjustments [1]	101,657	33,427	—	135,084
Foreign currency translation	(13,443)	(10,644)	(522)	(24,609)
Balance as of December 31, 2024	585,814	176,262	42,851	804,927
Additions and adjustments [2]	(662)	57,575	—	56,913
Foreign currency translation	8,048	16,220	578	24,846
Balance as of December 31, 2025	$ 593,200	$ 250,057	$ 43,429	$ 886,686

(1) Additions to Americas Welding reflect goodwill recognized in the acquisitions of Vanair and RedViking. Additions to International Welding reflect goodwill recognized in the acquisition of Inrotech.

(2) Decreases to Americas Welding reflects Vanair and RedViking purchase accounting adjustments. Additions to International Welding reflect goodwill recognized in the acquisition of Alloy Steel.

Gross carrying values and accumulated amortization of intangible assets other than goodwill by asset class were as follows:

	December 31, 2025		December 31, 2024	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangible assets not subject to amortization				
Trademarks and trade names	$ 16,311		$ 16,208	
Intangible assets subject to amortization				
Trademarks and trade names	$ 109,798	$ 57,807	$ 106,512	$ 55,078
Customer relationships	217,968	115,783	192,196	106,719
Technology and know-how	102,495	36,483	82,019	29,478
Patents	24,173	16,820	23,901	16,008
Other	44,260	37,688	42,315	34,863
Total intangible assets subject to amortization	$ 498,694	$ 264,581	$ 446,943	$ 242,146

During 2025, the Company acquired intangible assets either individually or as part of a group of assets, with an initial purchase price allocation and weighted-average useful-life as follows:

	Year Ended December 31, 2025	
	Purchase Price Allocation	Weighted Average Life
Acquired intangible assets subject to amortization		
Trademarks and trade names	$ 7,407	15
Customer relationships	25,491	14
Technology and know-how	19,685	20
Other	1,295	5
Total acquired intangible assets subject to amortization	$ 53,878	

Aggregate amortization expense was $29,717, $27,075 and $25,983 for 2025, 2024 and 2023, respectively. At December 31, 2025, the Company's estimated annual amortization expense for intangible assets for each of the next five years is $33,696 in 2026, $31,456 in 2027, $30,143 in 2028, $25,961 in 2029 and $22,034 in 2030.

NOTE 6 – SEGMENT INFORMATION

The Company is a high-performance industrial machinery and technology leader who helps customers manufacture and maintain vital equipment and infrastructure. The Company's innovative solutions enable higher quality and productivity across a variety of processes including welding, cutting, brazing, machining, process automation, and field repair.

The Company's products include arc welding equipment, filler metals (welding, brazing and soldering consumables), cutting systems (laser, plasma and oxyfuel), wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, mobile power equipment, wear solutions, software, and education solutions; as well as a comprehensive portfolio of automated solutions and system integration services for joining, cutting, material handling, module assembly, and end of line testing. Services include additive manufacturing, precision fabrication, wear services, upfitting, and training.

The Company has aligned its organizational and leadership structure into three operating segments to support growth strategies and enhance the utilization of the Company's worldwide resources and global sourcing initiatives. The operating segments consist of Americas Welding, International Welding and The Harris Products Group. The Americas Welding segment includes welding operations in North and South America. The International Welding segment includes welding operations in Europe, Africa, Asia and Australia. The Harris Products Group includes the Company's global cutting, soldering and brazing businesses, specialty gas equipment, as well as its retail business in the United States.

Segment performance is measured and resources are allocated based on a number of factors, the primary measure being the adjusted earnings before interest and income taxes ("Adjusted EBIT") profit measure. Adjusted EBIT is defined as Operating income plus Other income (expense), adjusted for special items as determined by management such as the impact of rationalization activities, certain asset impairment charges and gains or losses on disposals of assets.

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM uses segment Adjusted EBIT to allocate resources for each segment predominantly in establishing the Company's long-term strategy and in developing the annual budget. The CODM considers actual performance using Adjusted EBIT when making decisions about allocating capital and resources to the segments.

The accounting principles applied at the operating segment level are generally the same as those applied at the consolidated financial statement level with the exception of LIFO. Segment assets include inventories measured on a FIFO basis while consolidated inventories include inventories reported on a LIFO basis. Segment and consolidated income before interest and income taxes include the effect of inventories reported on a LIFO basis. At December 31, 2025, 2024 and 2023 approximately 38%, 35% and 37%, respectively, of total inventories were valued using the LIFO method. LIFO is used for a substantial portion of U.S. inventories included in Americas Welding. Inter-segment sales are recorded at agreed upon prices that approximate arm's length prices and are eliminated in consolidation. Corporate-level expenses are allocated to the operating segments.

The following tables present Adjusted EBIT by segment and other segment information:

		Americas Welding		International Welding		The Harris Products Group		Total
For the Year Ended December 31, 2025								
Net sales	$	2,723,561	$	930,865	$	578,577	$	4,233,003
Inter-segment sales		128,922		30,160		15,084		174,166
		2,852,483		961,025		593,661		4,407,169
Reconciliation to Consolidated Net sales								
Elimination of inter-segment sales								(174,166)
Net sales							$	4,233,003
Cost of goods sold [(1)]		1,747,274		692,622		430,100		
Other segment expenses [(1) (4)]		581,080		169,260		57,021		
Addback: Special items charge [(1)]		(10,710)		(11,442)		(1,068)		
Segment Adjusted EBIT	$	534,839	$	110,585	$	107,608	$	753,032
Other Segment Information								
Total assets	$	2,464,376	$	1,244,117	$	431,259		4,139,752
Capital expenditures		(93,333)		(20,509)		(13,132)		(126,974)
Depreciation and amortization		67,942		23,549		10,432		101,923
For the Year Ended December 31, 2024								
Net sales	$	2,564,847	$	933,722	$	510,101	$	4,008,670
Inter-segment sales		135,758		35,861		12,321		183,940
		2,700,605		969,583		522,422		4,192,610
Reconciliation to Consolidated Net sales								
Elimination of inter-segment sales								(183,940)
Net sales							$	4,008,670
Cost of goods sold [(2)]		1,638,568		700,428		378,292		
Other segment expenses [(2) (4)]		559,670		200,785		59,757		
Addback: Special items charge [(2)]		(27,821)		(37,747)		(3,955)		
Segment Adjusted EBIT	$	530,188	$	106,117	$	88,328	$	724,633
Other Segment Information								
Total assets	$	2,416,411	$	1,050,327	$	346,645	$	3,813,383
Capital expenditures		(94,528)		(17,814)		(4,144)		(116,486)
Depreciation and amortization		57,016		21,735		10,091		88,842
For the Year Ended December 31, 2023								
Net sales	$	2,655,546	$	1,040,006	$	496,084	$	4,191,636
Inter-segment sales		127,536		31,498		10,641		169,675
		2,783,082		1,071,504		506,725		4,361,311
Reconciliation to Consolidated Net sales								
Elimination of inter-segment sales								(169,675)
Net sales							$	4,191,636
Cost of goods sold [(3)]		1,739,850		776,982		377,748		
Other segment expenses [(3) (4)]		514,821		148,304		54,833		
Addback: Special items charge [(3)]		(9,858)		9,721		—		
Segment Adjusted EBIT	$	538,269	$	136,497	$	74,144	$	748,910
Other Segment Information								
Total assets	$	2,365,737	$	1,046,369	$	340,463	$	3,752,569
Capital expenditures		(61,752)		(20,568)		(8,550)		(90,870)
Depreciation and amortization		55,821		22,023		9,611		87,455

(1) 2025 special items within Other segment expenses primarily include Rationalization and asset impairment net charges of $9,838, $7,293 and $1,068 in Americas Welding, International Welding and The Harris Products Group, respectively, as discussed in Note 7. In addition, there was a pension settlement net charge of $647 in Americas Welding and $72 in International Welding. Special items within Cost of goods sold primarily include amortization of the step up in value of acquired inventories of $225 in Americas Welding and $3,739 in International Welding.

(2) 2024 special items within Other segment expenses primarily include Rationalization and asset impairment net charges of $32,960 in International Welding, including the impact of the Company's disposition of its Russian entity, $18,840 in Americas Welding and $3,955 in the Harris Products Group. In addition, there was a loss on asset disposal of $4,950 recorded to Other (expense) income in International Welding, a pension settlement net charge of $4,205 in Americas Welding and a pension settlement net gain of $413 in International Welding. Special items within Cost of goods sold primarily include amortization of the step up in value of acquired inventories of $4,776 and $250 in Americas Welding and International Welding, respectively.

(3) 2023 special items within Other segment expenses primarily include Rationalization and asset impairment net charges of $468 in Americas Welding and net gains of $11,782 in International Welding. In addition, there was a gain on asset disposal of $1,646 and pension settlement net charges of $845 in International Welding. Special items within Cost of goods sold primarily include amortization of the step up in value of acquired inventories of $9,390 in Americas Welding and $2,862 in International Welding.

(4) Other segment expenses primarily include:

    a.   Selling, general and administrative expenses – including bonus and research and development expenses.

    b.   Rationalization and asset impairment net charges – refer to Note 7 for further discussion.

The following table presents reconciliations of segment information to the Company's consolidated totals:

	Year Ended December 31,		
	2025	2024	2023
Reconciliation of Segment Adjusted EBIT to Consolidated Income before income taxes			
Segment Adjusted EBIT	$ 753,032	$ 724,633	$ 748,910
Addback: Segment special items charge	(23,220)	(69,523)	(137)
Corporate special items charge [1]	(2,401)	(7,147)	—
Elimination of inter-segment profit	(2,923)	(2,410)	(1,286)
Unallocated corporate income (expense)	2,523	(8,618)	(16,250)
Interest income	6,818	10,130	6,762
Interest expense	(58,379)	(52,916)	(51,133)
Consolidated Income before income taxes	$ 675,450	$ 594,149	$ 686,866

[1] Corporate special items primarily include acquisition transaction costs.

	Year Ended December 31,		
	2025	2024	2023
Reconciliation of Other Segment Information to Consolidated Information			
Capital expenditures			
Segment totals	$ (126,974)	$ (116,486)	$ (90,870)
Adjustments	—	(117)	(117)
Consolidated totals	$ (126,974)	$ (116,603)	$ (90,987)
Depreciation and amortization			
Segment totals	$ 101,923	$ 88,842	$ 87,455
Adjustments	(3,377)	(604)	(785)
Consolidated totals	$ 98,546	$ 88,238	$ 86,670

Reconciliation of Segment Assets to Consolidated Assets	December 31, 2025	December 31, 2024
Total segment assets	$ 4,139,752	$ 3,813,383
Corporate assets	41,033	20,745
LIFO reserve not allocated to segments	(138,589)	(120,633)
Eliminations	(264,619)	(193,353)
Total consolidated assets	$ 3,777,577	$ 3,520,142

Export sales (excluding inter-company sales) from the United States were $191,417 in 2025, $244,334 in 2024 and $238,704 in 2023. No individual customer comprised more than 10% of the Company's total revenues in 2025, 2024 or 2023.

The geographic split of the Company's Net sales, based on the location of the customer, and property, plant and equipment were as follows:

	Year Ended December 31,		
	2025	2024	2023
Net sales:			
United States	$ 2,632,122	$ 2,355,262	$ 2,398,560
Foreign countries	1,600,881	1,653,408	1,793,076
Total	$ 4,233,003	$ 4,008,670	$ 4,191,636

	December 31,		
	2025	2024	2023
Property, plant and equipment, net:			
United States	$ 403,122	$ 344,533	$ 293,172
Foreign countries	299,640	274,648	282,144
Total	$ 702,762	$ 619,181	$ 575,316

NOTE 7 – RATIONALIZATION AND ASSET IMPAIRMENTS

The Company has rationalization plans within all three of its reportable segments. The plans impacted headcount and included the consolidation of manufacturing facilities to better align with the cost structure, economic conditions and operating needs of the business.

The following table present Rationalization and asset impairment net charges/(gains) by segment:

	December 31,		
	2025	2024	2023
Americas Welding	$ 9,838	$ 18,840	$ 468
International Welding [1]	7,293	32,960	(11,782)
The Harris Products Group	1,068	3,955	—
Total	$ 18,199	$ 55,755	$ (11,314)

(1) $22,566 of International Welding charges in 2024 relate to the Russian entity disposal.

At December 31, 2025 and 2024, rationalization liabilities of $7,085 and $14,146, respectively, were recognized in Other current liabilities in the Company's Consolidated Balance Sheet. The Company does not anticipate significant additional charges related to the completion of these plans.

The Company believes the rationalization actions will positively impact future results of operations and will not have a material effect on liquidity and sources and uses of capital. The Company continues to evaluate its cost structure and additional rationalization actions may result in charges in future periods.

The following table summarizes the activity related to the rationalization liabilities:

	Americas Welding	International Welding	The Harris Products Group	Consolidated
Balance at December 31, 2023	$ —	$ 15,086	$ —	$ 15,086
Payments and other adjustments	(11,957)	(21,893)	(2,063)	(35,913)
Charged to expense	17,585	14,369	3,019	34,973
Balance at December 31, 2024	$ 5,628	$ 7,562	$ 956	$ 14,146
Payments and other adjustments	(14,522)	(8,057)	(1,540)	(24,119)
Charged to expense	9,838	6,208	1,012	17,058
Balance at December 31, 2025	$ 944	$ 5,713	$ 428	$ 7,085

NOTE 8 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) ("AOCI")

The following tables set forth the total changes in AOCI by component, net of taxes:

	Unrealized gain (loss) on derivatives designated and qualifying as cash flow hedges	Defined benefit pension plan activity	Currency translation adjustment	Total
Balance at December 31, 2023	$ 16,536	$ (1,996)	$ (244,387)	$ (229,847)
Other comprehensive income (loss) before reclassification	1,831	(1,591)	(71,955)	(71,715)
Amounts reclassified from AOCI	(1,112)	2,539	—	1,427
Net current-period other comprehensive income (loss)	719	948	(71,955)	(70,288)
Balance at December 31, 2024	$ 17,255	$ (1,048)	$ (316,342)	$ (300,135)
Other comprehensive income before reclassification	3,820	173	93,786	97,779
Amounts reclassified from AOCI	(3,388)	(187)	—	(3,575)
Net current-period other comprehensive income (loss)	432	(14)	93,786	94,204
Balance at December 31, 2025	$ 17,687	$ (1,062)	$ (222,556)	$ (205,931)

NOTE 9 – DEBT

At December 31, 2025 and 2024, debt consisted of the following:

			December 31,	
Long-term debt	Interest Rate		2025	2024
Senior Unsecured Notes				
2015 Notes - Series A due August 20, 2025 [1]	3.15	%	$ —	$ 100,000
2015 Notes - Series B due August 20, 2030	3.35	%	100,000	100,000
2015 Notes - Series C due April 1, 2035	3.61	%	50,000	50,000
2015 Notes - Series D due April 1, 2045	4.02	%	100,000	100,000
2016 Notes - Series A due October 20, 2028	2.75	%	100,000	100,000
2016 Notes - Series B due October 20, 2033	3.03	%	100,000	100,000
2016 Notes - Series C due October 20, 2037	3.27	%	100,000	100,000
2016 Notes - Series D due October 20, 2041	3.52	%	50,000	50,000
2024 Notes - Series A due August 22, 2029	5.55	%	75,000	75,000
2024 Notes - Series B due August 22, 2031	5.62	%	75,000	75,000
2024 Notes - Series C due June 20, 2034	5.74	%	400,000	400,000
Other borrowings due through 2030	Variable [2]		10	10
			1,150,010	1,250,010
Plus interest rate swap adjustment			2,678	3,355
Less current portion			—	100,004
Less debt issuance costs			2,460	2,810
Long-term debt, less current portion			1,150,228	1,150,551
Short-term debt				
Amounts due to banks	Variable [3]		143,780	10,520
Current portion long-term debt			—	100,004
Total short-term debt			143,780	110,524
Total debt			$ 1,294,008	$ 1,261,075

(1) On August 20, 2025, the Company repaid the Series A notes in full at maturity.

(2) Interest rate was 7.97% for both years ended December 31, 2025 and 2024.

(3) Weighted average interest rate on the revolving credit facility was 4.7% as of December 31, 2025. Weighted average interest of other lines of credit related to liquidity needs in a hyperinflationary country was 41.6% in 2025 and 47.8% in 2024.

At December 31, 2025 and 2024, the fair value of long-term debt, including the current portion, was approximately $1,125,338 and $1,184,313, respectively. The approximate fair value of the Company's long-term debt, including current maturities, was based on a valuation model using Level 2 observable inputs using available market information and methodologies requiring judgment. The carrying value of this debt at such dates was $1,150,232 and $1,250,555 respectively. Since judgment is required in interpreting market information, the fair value of the debt is not necessarily the amount which could be realized in a current market exchange.

Senior Unsecured Notes

On June 20, 2024, the Company entered into a Note Purchase Agreement (the "NPA") pursuant to which it agreed to issue new senior unsecured notes ("2024 Notes") in an aggregate principal amount of $550,000, at par. Pursuant to the NPA, the Company issued one series of the 2024 Notes in the aggregate principal amount of $400,000 on June 20, 2024, and two series of the 2024 Notes each in the aggregate principal amount of $75,000 on August 22, 2024.

On April 1, 2015 and October 20, 2016, the Company entered into separate Note Purchase Agreements pursuant to which it issued senior unsecured notes each in the aggregate principal amount of $350,000, at par. On August 20, 2025, the Company repaid its $100,000 2015 Series A notes in full at maturity.

As of December 31, 2025, the Company's total weighted average effective interest rate and remaining weighted average tenure of the senior unsecured notes is 4.2%, including the impact from terminated swap agreements and 8.7 years, respectively. Interest on the senior unsecured notes is paid semi-annually. The senior unsecured notes contain certain affirmative and negative covenants. As of December 31, 2025, the Company was in compliance with all of its debt covenants relating to the senior unsecured notes.

Revolving Credit Agreements

On June 20, 2024, the Company terminated its existing $500,000 revolving credit facility and entered into a $1 billion revolving credit facility, which may be increased, subject to certain conditions including the consent of its lenders, by an additional amount up to $300,000. The revolving credit facility matures on June 20, 2029. The revolving credit facility will initially bear interest on outstanding borrowings at a per annum rate equal to SOFR plus 1.10% and could fluctuate based on the Company's total net leverage ratio at a spread ranging from SOFR plus 1.10% to SOFR plus 1.60%. The financial covenants consist of a maximum net leverage ratio of 3.5x EBITDA and a minimum interest coverage ratio of 2.5x EBITDA. The revolving credit facility contains customary representations and warranties, as well as customary affirmative, negative and financial covenants for credit facilities of this type (subject to negotiated baskets and exceptions), including limitations on the Company and its subsidiaries with respect to liens, investments, distributions, mergers and acquisitions, dispositions of assets and transactions with affiliates. As of December 31, 2025, the Company was in compliance with all of its covenants. The Company had borrowings under the revolving credit facility of $142,000 as of December 31, 2025.

The Company has other lines of credit and debt agreements totaling $26,854. As of December 31, 2025 the Company was in compliance with all of its covenants and had outstanding debt under short-term lines of credit of $1,780.

Other

Maturities of long-term debt, including payments for amounts due banks, for the five years succeeding December 31, 2025 are $143,780 in 2026, $6 in 2027, $100,000 in 2028, $75,000 in 2029, $100,000 in 2030 and $875,000 thereafter. Total interest paid was $58,829 in 2025, $51,264 in 2024 and $49,366 in 2023. The difference between interest paid and interest expense is due to the accrual of interest associated with the Senior Unsecured Notes and interest rate derivative contracts discussed in Note 14.

NOTE 10 – STOCK PLANS

On April 19, 2023, the shareholders of the Company approved the 2023 Equity and Incentive Compensation Plan ("2023 Employee Plan"), which replaced the 2015 Equity and Incentive Compensation Plan ("2015 Employee Plan"). The 2023 Employee Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards up to an additional 2,025,000 of the Company's common shares. In addition, on April 19, 2023, the shareholders of the Company approved the 2023 Stock Plan for Non-Employee Directors ("2023 Director Plan"), which replaced the 2015 Stock Plan for Non-Employee Directors ("2015 Director Plan"). The 2023 Director Plan provides for the granting of options, restricted shares and restricted stock units up to an additional 200,000 of the Company's common shares. At December 31, 2025, there were 1,828,205 common shares available for future grant under all plans.

Stock Options

The following table summarizes stock option activity for the year ended December 31, 2025 under all Plans:

	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	696,546	$ 135.17
Options granted	54,495	215.90
Options exercised	(126,092)	91.83
Options canceled	(449)	69.67
Options forfeited	(2,817)	233.40
Balance at end of year	621,683	150.63
Exercisable at end of year	521,057	137.09

Options granted under the 2023 Employee Plan and its predecessor plans may be outstanding for a maximum of 10 years from the date of grant. The majority of options granted vest ratably over a period of 3 years from the grant date. The exercise prices of all options were equal to the quoted market price of the Company's common shares at the date of grant. The Company issued shares of common stock from treasury upon all exercises of stock options in 2025. In 2025, all options issued were under the 2023 Employee Plan.

The Company uses the Black-Scholes option pricing model for estimating fair values of options. In estimating the fair value of options granted, the expected option life is based on the Company's historical experience. The expected volatility is based on historical volatility. The weighted average assumptions for each of the three years ended December 31 were as follows:

	2025	2024	2023
Expected volatility	26.18 %	26.90 %	27.63 %
Dividend yield	1.60 %	1.40 %	1.59 %
Risk-free interest rate	4.37 %	4.26 %	4.04 %
Expected option life (years)	4.8	4.8	4.8
Weighted average fair value per option granted during the year	$ 55.85	$ 66.20	$ 46.94

The following table summarizes non-vested stock options for the year ended December 31, 2025:

	Number of Options	Weighted Average Fair Value at Grant Date
Balance at beginning of year	110,567	$ 53.42
Granted	54,495	55.85
Vested	(61,170)	47.47
Canceled	(449)	16.49
Forfeited	(2,817)	61.67
Balance at end of year	100,626	58.05

The aggregate intrinsic value of options outstanding and exercisable which would have been received by the optionees had all awards been exercised at December 31, 2025 was $55,960 and $53,811, respectively. The total intrinsic value of awards exercised during 2025, 2024 and 2023 was $16,162, $47,929 and $35,414, respectively. The total fair value of options that vested during 2025, 2024 and 2023 was $2,931, $8,367 and $3,684, respectively.

The following table summarizes information about awards outstanding as of December 31, 2025:

	Outstanding			Exercisable		
Exercise Price Range	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
Under $99.99	86,768	$ 86.43	2.95	86,768	$ 86.43	2.95
$100.00 - $199.99	387,136	133.64	5.95	374,189	132.17	5.91
Over $200.00	147,779	232.85	8.47	60,100	240.86	8.13
	621,683		6.13	521,057		5.67

Restricted Stock Units ("RSUs") and Performance Share Units ("PSUs")

The following table summarizes RSU and PSU activity for the year ended December 31, 2025 under all Plans:

	Number of Units	Weighted Average Grant Date Fair Value
Balance at beginning of year	293,418	$ 176.70
Units granted	118,411	205.23
Units vested	(162,121)	145.66
Units forfeited	(7,934)	201.11
Balance at end of year	241,774	210.59

RSUs are valued at the quoted market price on the grant date. The majority of RSUs vest over a period of 3 years. The Company issues shares of common stock from treasury upon the vesting of RSUs and any earned dividend equivalents. Conversion of 28,634 RSUs and PSUs to common shares in 2025 were deferred as part of the 2005 Deferred Compensation Plan for Executives (the "2005 Plan"). As of December 31, 2025, 111,088 RSUs and PSUs, including related dividend equivalents, have been deferred under the 2005 Plan. These units are reflected within dilutive shares in the calculation of earnings per share. In 2025, 70,355 RSUs were issued under the 2023 Employee Plan and the 2023 Director Plan. The remaining weighted average vesting period of all non-vested RSUs is 1.9 years as of December 31, 2025.

PSUs are valued at the quoted market price on the grant date. PSUs vest over a period of 3 years and are based on the Company's performance relative to pre-established performance goals. The Company issues common stock from treasury upon the vesting of PSUs and any earned dividend equivalents. In 2025, the Company issued 48,056 PSUs and has 73,566 PSUs outstanding as of December 31, 2025 under the 2015 and 2023 Employee Plans at a weighted average fair value of $213.01 per share. The remaining weighted average vesting period of all non-vested PSUs is 1.6 years as of December 31, 2025.

Stock-Based Compensation Expense

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares, RSUs or PSUs ultimately forfeited because recipients fail to meet vesting requirements. Total stock-based compensation expense recognized in the Consolidated Statements of Income for 2025, 2024 and 2023 was $20,526, $24,000 and $26,223, respectively. The related tax benefit for 2025, 2024 and 2023 was $5,139, $6,009 and $6,711, respectively. As of December 31, 2025, total unrecognized stock-based compensation expense related to non-vested stock options, RSUs and PSUs was $16,927, which is expected to be recognized over a weighted average period of approximately 1.8 years.

Lincoln Stock Purchase Plan

The 1995 Lincoln Stock Purchase Plan provides employees the ability to purchase open market shares on a commission-free basis up to a limit of ten thousand dollars annually. Under this plan, 800,000 shares have been authorized to be purchased. There were no shares purchased in 2025, 2024 or 2023.

NOTE 11 – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS

The Company maintains a number of defined benefit and defined contribution plans to provide retirement benefits for employees. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the Board. The plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for a domestic non-qualified pension plan for certain key employees and certain foreign plans. The Company uses a December 31 measurement date for its plans.

The Company does not have, and does not provide for, any postretirement or postemployment benefits other than pensions and certain non-U.S. statutory termination benefits.

Defined Benefit Plans

Contributions are made in amounts sufficient to fund current service costs on a current basis and to fund past service costs, if any, over various amortization periods.

Obligations and Funded Status

	December 31,			
	2025		**2024**	
	U.S. pension plans	**Non-U.S. pension plans**	**U.S. pension plans**	**Non-U.S. pension plans**
Change in benefit obligations				
Benefit obligations at beginning of year	$ 7,862	$ 85,372	$ 8,370	$ 126,030
Service cost	177	1,379	156	1,014
Interest cost	351	3,391	477	3,785
Plan participants' contributions	—	17	—	42
Acquisitions & other adjustments	(153)	(290)	(897)	(792)
Actuarial loss (gain)	192	(2,091)	(244)	283
Benefits paid	(1,129)	(6,749)	—	(6,634)
Settlements/curtailments [1]	—	(3,341)	—	(32,564)
Currency translation	—	9,091	—	(5,792)
Benefit obligations at end of year	7,300	86,779	7,862	85,372
Change in plan assets				
Fair value of plan assets at beginning of year	—	54,542	—	91,222
Actual return on plan assets	—	2,228	—	(1,019)
Employer contributions	—	704	—	2,545
Plan participants' contributions	—	17	—	42
Benefits paid	—	(4,181)	—	(4,212)
Settlements [1]	—	(3,298)	—	(30,741)
Currency translation	—	5,329	—	(3,295)
Fair value of plan assets at end of year	—	55,341	—	54,542
Funded status at end of year	(7,300)	(31,438)	(7,862)	(30,830)
Unrecognized actuarial net loss (gain)	2,054	(381)	1,988	2,370
Unrecognized prior service cost	—	1	—	(36)
Unrecognized transition obligation, net	—	24	—	24
Net amount recognized	$ (5,246)	$ (31,794)	$ (5,874)	$ (28,472)

(1) Settlements in 2024 resulting from lump sum pension payments.

The after-tax amounts of unrecognized actuarial net loss, prior service costs and transition obligation included in Accumulated other comprehensive loss at December 31, 2025 were $1,044, $1 and $17, respectively. The actuarial loss represents changes in the estimated obligation not yet recognized in the Consolidated Income Statement.

The Company terminated the Lincoln Electric Company Retirement Annuity Program ("RAP") plan effective as of December 31, 2020. The surplus assets were transferred to a suspense account in January 2022 and are being used to fund employer matching contributions in the Company's Savings Plan. The surplus assets as of December 31, 2025 and 2024 were $12,082 and $27,059, respectively, and are recorded in Other current assets and Other assets in the Company's Consolidated Balance Sheets.

Amounts Recognized in Consolidated Balance Sheets

	December 31,			
	2025		**2024**	
	U.S. pension plans	**Non-U.S. pension plans**	**U.S. pension plans**	**Non-U.S. pension plans**
Prepaid pensions [1]	$ —	$ 707	$ —	$ 845
Accrued pension liability, current [2]	(991)	(2,633)	(1,003)	(2,556)
Accrued pension liability, long-term [3]	(6,309)	(29,512)	(6,859)	(29,119)
Accumulated other comprehensive loss, excluding tax effects	2,054	(356)	1,988	2,358
Net amount recognized in the balance sheets	$ (5,246)	$ (31,794)	$ (5,874)	$ (28,472)

(1) Included in Other assets.

(2) Included in Other current liabilities.

(3) Included in Other liabilities.

Components of Pension Cost for Defined Benefit Plans

	Year Ended December 31,					
	2025		**2024**		**2023**	
	U.S. pension plans	**Non-U.S. pension plans**	**U.S. pension plans**	**Non-U.S. pension plans**	**U.S. pension plans**	**Non-U.S. pension plans**
Service cost	$ 177	$ 1,379	$ 156	$ 1,014	$ 166	$ 955
Interest cost	351	3,391	477	3,785	466	4,867
Expected return on plan assets	—	(2,271)	—	(2,574)	—	(3,839)
Other adjustments	—	—	—	—	—	117
Amortization of prior service cost	—	(5)	—	(7)	—	(8)
Amortization of net loss (gain)	125	50	155	(62)	80	(374)
Settlement and curtailment charges	—	719	—	3,818	256	949
Defined benefit plans	$ 653	$ 3,263	$ 788	$ 5,974	$ 968	$ 2,667

The components of Pension cost for defined benefit plans, other than service cost, are included in Other income in the Company's Consolidated Statements of Income.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets

	December 31,			
	2025		**2024**	
	U.S. pension plans	**Non-U.S. pension plans**	**U.S. pension plans**	**Non-U.S. pension plans**
Projected benefit obligation	$ 7,132	$ 52,108	$ 7,819	$ 50,363
Accumulated benefit obligation	6,762	49,099	7,424	47,867
Fair value of plan assets	—	20,188	—	18,980

The total accumulated benefit obligation for all plans was $90,076 as of December 31, 2025 and $89,759 as of December 31, 2024.

Benefit Payments for Plans

Benefits expected to be paid for the plans are as follows:

	U.S. pension plans	Non-U.S. pension plans
Estimated Payments		
2026	$ 1,015	$ 7,150
2027	998	5,845
2028	906	6,264
2029	887	5,614
2030	905	5,723
2031 through 2035	3,701	32,184

Assumptions

Weighted average assumptions used to measure the benefit obligation for the Company's significant defined benefit plans as of December 31, 2025 and 2024 were as follows:

	December 31,			
	2025		2024	
	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans
Discount Rate	4.8 %	4.2 %	4.8 %	4.0 %
Rate of increase in compensation	3.0 %	6.2 %	3.0 %	5.6 %

Weighted average assumptions used to measure the net periodic benefit cost for the Company's significant defined benefit plans for each of the three years ended December 31 were as follows:

	December 31,					
	2025		2024		2023	
	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans
Discount rate	4.8 %	4.0 %	6.0 %	3.9 %	5.8 %	4.2 %
Rate of increase in compensation	3.0 %	5.6 %	3.0 %	4.8 %	3.0 %	3.7 %
Expected return on plan assets	—	4.2 %	—	3.8 %	—	4.4 %

To develop the discount rate assumptions, the Company refers to the yield derived from matching projected pension payments with maturities of bonds rated AA or an equivalent quality. The expected long-term rate of return assumption is based on the weighted average expected return of the various asset classes in the plans' portfolio and the targeted allocation of plan assets. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance. The rate of compensation increase is determined by the Company based upon annual reviews.

Pension Plans' Assets

The primary objective of the pension plans' investment policy is to ensure sufficient assets are available to provide benefit obligations when such obligations mature. Investment management practices must comply with ERISA or any other applicable regulations and rulings. The overall investment strategy for the defined benefit pension plans' assets is to achieve a rate of return over a normal business cycle relative to an acceptable level of risk that is consistent with the long-term objectives of the portfolio. Excluding the RAP plan assets, the target allocation for plan assets is 10% to 15% equity securities and 85% to 90% debt and other securities.

The following table sets forth, by level within the fair value hierarchy, the pension plans' assets as of December 31, 2025:

| | Pension Plans' Assets at Fair Value as of December 31, 2025 | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 1,568	$ —	$ —	$ 1,568
Fixed income securities [1]				
Corporate debt and other obligations	—	6,374	—	6,374
Investments measured at NAV [2]				
Common trusts and 103-12 investments [3]	—	—	—	47,399
Total investments at fair value	$ 1,568	$ 6,374	$ —	$ 55,341

The following table sets forth, by level within the fair value hierarchy, the pension plans' assets as of December 31, 2024:

| | Pension Plans' Assets at Fair Value as of December 31, 2024 | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 1,974	$ —	$ —	$ 1,974
Fixed income securities [1]				
Corporate debt and other obligations	—	6,063	—	6,063
Investments measured at NAV [2]				
Common trusts and 103-12 investments [3]	—	—	—	46,505
Total investments at fair value	$ 1,974	$ 6,063	$ —	$ 54,542

(1) Fixed income securities are primarily comprised of governmental and corporate bonds directly held by the plans. Governmental and corporate bonds are valued using both market observable inputs for similar assets that are traded on an active market and the closing price on the active market on which the individual securities are traded.

(2) Certain assets that are measured at fair value using the net asset value ("NAV") practical expedient have not been classified in the fair value hierarchy.

(3) Common trusts and 103-12 investments (collectively "Trusts") are comprised of a number of investment funds that invest in a diverse portfolio of assets including equity securities, corporate and governmental bonds, equity and credit indexes and money markets. Trusts are valued at the NAV as determined by their custodian. NAV represents the accumulation of the unadjusted quoted close prices on the reporting date for the underlying investments divided by the total shares outstanding at the reporting dates.

Supplemental Executive Retirement Plan

The Company maintained a domestic unfunded Supplemental Executive Retirement Plan ("SERP") under which non-qualified supplemental pension benefits are paid to certain employees in addition to amounts received under the Company's terminated qualified retirement plan which was subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of total net pension costs shown above and was $225, $340 and $650 in 2025, 2024 and 2023, respectively. The projected benefit obligation associated with this plan is also included in the pension disclosure shown above and was $4,523, $5,034 and $5,461 at December 31, 2025, 2024 and 2023, respectively.

Defined Contribution Plans

Substantially all U.S. employees are covered under defined contribution plans. In October 2016, the Company announced a plan redesign of The Lincoln Electric Company Employee Savings Plan ("Savings Plan") that was effective January 1, 2017. The Savings Plan provides that eligible employees receive up to 6% of employees' annual compensation through Company matching contributions of 100% of the first 3% of employee compensation contributed to the plan, and automatic Company contributions equal to 3% of annual compensation. In addition, certain employees affected by the RAP freeze in 2016 are also eligible to receive employer contributions equal to 6% of annual compensation for a minimum period of five years or to the end of the year in which they complete thirty years of service.

Effective January 1, 2017, the Company created The Lincoln Electric Company Restoration Plan ("Restoration Plan"). The Restoration Plan is a domestic unfunded plan maintained for the purpose of providing certain employees the ability to fully participate in standard employee retirement offerings, which are limited by IRS regulations on covered compensation.

The annual costs recognized for defined contribution plans were $29,790, $29,029 and $29,443 in 2025, 2024 and 2023, respectively.

Other Benefits

The Cleveland, Ohio, area operations have a Guaranteed Continuous Employment Plan covering substantially all local employees which, in general, provides that the Company will provide work for at least 75% of every standard work week (presently 40 hours). This plan does not guarantee employment when the Company's ability to continue normal operations is seriously restricted by events beyond the control of the Company. The Company has reserved the right to terminate this plan effective at the end of a calendar year by giving notice of such termination not less than six months prior to the end of such year.

NOTE 12 — OTHER INCOME

The components of Other income were as follows:

	Year Ended December 31,		
	2025	2024	2023
Equity earnings in affiliates	$ 1,948	$ 235	$ 556
Other components of net periodic pension cost [1]	(2,393)	(5,692)	(2,573)
Other income [2]	9,397	5,930	15,405
Total Other income	$ 8,952	$ 473	$ 13,388

(1) Other components of net periodic pension cost includes pension settlements and curtailments as discussed in Note 11.

(2) Other income primarily relates to non-recurring items and non-operating gains and losses.

NOTE 13 – INCOME TAXES

The components of income before income taxes were as follows:

	Year Ended December 31,		
	2025	2024	2023
U.S.	$ 514,355	$ 496,339	$ 508,316
Non-U.S.	161,095	97,810	178,550
Total	$ 675,450	$ 594,149	$ 686,866

The components of income tax expense (benefit) were as follows:

	Year Ended December 31,					
	2025		2024		2023	
Current:						
Federal	$	15,863	$	109,943	$	95,514
Non-U.S.		42,685		37,997		45,830
State and local		13,395		21,217		24,132
		71,943		169,157		165,476
Deferred:						
Federal		74,885		(31,178)		(13,068)
Non-U.S.		(4,124)		(5,269)		(7,515)
State and local		12,213		(4,669)		(3,275)
		82,974		(41,116)		(23,858)
Total	$	154,917	$	128,041	$	141,618

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes for the three years ended December 31, 2025 were as follows:

	Year Ended December 31,					
	2025		2024		2023	
Statutory rate applied to pre-tax income	$ 141,845	21.0 %	$ 124,771	21.0 %	$ 144,242	21.0 %
Domestic reconciling items:						
State and local income taxes, net of federal tax benefit [1]	22,795	3.4	14,172	2.4	17,979	2.6
Tax credits						
Research and development credit	(8,800)	(1.3)	(10,010)	(1.7)	(9,600)	(1.4)
Other	(102)	—	(102)	—	(99)	—
Nontaxable and nondeductible items						
Section 162(m) limitation	7,560	1.1	12,810	2.2	3,360	0.5
Other	679	0.1	679	0.1	694	0.1
Cross-border taxes						
Foreign tax credit	(6,018)	(0.9)	(7,042)	(1.2)	(7,136)	(1.0)
Foreign derived intangible income deduction	—	—	(13,766)	(2.3)	(10,411)	(1.5)
Other	171	—	(1,039)	(0.2)	(2,040)	(0.3)
Exercises of stock-based compensation	(7,525)	(1.1)	(12,528)	(2.1)	(8,814)	(1.3)
Other	(8,027)	(1.3)	361	0.1	5,625	0.8
Foreign reconciling items:						
Mexico	7,959	1.2	1,926	0.3	3,090	0.4
Other foreign jurisdictions	4,491	0.7	17,329	2.9	5,046	0.7
Worldwide changes in prior year unrecognized tax benefits	(111)	—	480	0.1	(318)	—
Total effective tax rate	$ 154,917	22.9 %	$ 128,041	21.6 %	$ 141,618	20.6 %

(1) State and local income taxes in California, Florida, Michigan, Minnesota, Pennsylvania, Texas and Wisconsin for 2025, California, Illinois, Kentucky, Michigan, Pennsylvania, Wisconsin, and City of Euclid, Ohio for 2024 and California, Iowa, Illinois, Kentucky, Michigan, Pennsylvania, Wisconsin and City of Euclid, Ohio for 2023 made up the majority (greater than 50%) of the tax effect in this category.

The One Big Beautiful Bill Act ("OBBBA") was enacted in the United States on July 4, 2025. Many of the tax provisions within the OBBBA are designed to accelerate tax deductions and could lead to lower tax payments. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027.

During 2025, the Company recognized a one-time tax expense of approximately $11,700 related to the cumulative impact of the OBBBA provisions to date. This tax expense primarily relates to restoration of immediate expensing for current and previously capitalized domestic research and development expenditures and the reinstatement of 100% bonus depreciation on qualified property both of which impact international tax provisions regarding foreign derived intangible income.

The effective tax rate was higher in 2025 as compared to 2024 primarily driven by the impact of the OBBBA as discussed above, partially offset by the mix of earnings and timing of discrete tax items.

The amounts of income tax payments, net of refunds, were as follows:

	Year Ended December 31, 2025
Federal	$ 47,779
Foreign	
Canada	8,562
Mexico	5,836
All other foreign	18,214
State and local	20,331
Total [(1)]	$ 100,722

(1) Total income tax payments, net of refunds, in 2025 as compared to 2024 were lower primarily due to the election of provisions from the OBBBA.

Total income tax payments, net of refunds, during the years ended December 31, 2024 and 2023 were $157,542 and $180,512, respectively.

Deferred Taxes

Significant components of deferred tax assets and liabilities at December 31, 2025 and 2024, were as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Tax loss and credit carry-forwards	$ 27,883	$ 43,417
Inventory	7,348	1,555
Other accruals	29,308	31,671
Research and development capitalization	5,454	86,697
Employee benefits	27,495	27,866
Pension obligations	4,647	7,025
Other	14,758	9,508
Deferred tax assets, gross	116,893	207,739
Valuation allowance	(4,802)	(35,284)
Deferred tax assets, net	112,091	172,455
Deferred tax liabilities:		
Property, plant and equipment	50,169	43,048
Intangible assets	34,279	31,214
Inventory	7,720	6,785
Pension and other benefit liabilities	2,302	5,890
Other	22,648	18,371
Deferred tax liabilities	117,118	105,308
Total deferred taxes	$ (5,027)	$ 67,147

At December 31, 2025, certain subsidiaries had net operating loss carry-forwards of approximately $7,491 that expire in various years from 2033 through 2035, plus $59,479 for which there is no expiration date.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. At December 31, 2025, a valuation allowance of $4,802 was recorded against certain deferred tax assets based on this assessment. The Company believes it is more-likely-than-not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

The Company determined it will repatriate earnings for certain non-U.S. subsidiaries, which are subject to foreign withholding taxes. The Company has estimated the associated tax to be $78. The Company considers remaining earnings and outside basis in all other non-U.S. subsidiaries to be indefinitely reinvested and has not recorded any deferred taxes as such estimate is not practicable.

Unrecognized Tax Benefits

Liabilities for unrecognized tax benefits related to uncertain tax positions are classified as Other liabilities unless expected to be paid in one year. Additionally, to the extent a position would not result in a cash tax liability, those amounts are generally recorded to Deferred income taxes to offset tax attributes. The Company recognizes interest and penalties related to unrecognized tax benefits in Income taxes. Current income tax expense included benefit of $152 and expense of $145 for the years ended December 31, 2025 and 2024, respectively, for interest and penalties. For those same years, the Company's accrual for interest and penalties related to unrecognized tax benefits totaled $2,512 and $2,495, respectively.

The following table summarizes the activity related to unrecognized tax benefits:

	2025	2024
Balance at beginning of year	$ 10,887	$ 12,592
Increase related to current year tax positions	1,010	1,701
Decrease related to prior years' tax positions	(110)	(870)
Decrease related to settlements with taxing authorities	—	—
Resolution of and other decreases in prior years' tax liabilities	(2,152)	(1,982)
Other	678	(554)
Balance at end of year	$ 10,313	$ 10,887

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $8,840 at December 31, 2025 and $9,343 at December 31, 2024.

The Company files income tax returns in the U.S. and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2020. The Company is currently subject to various state, U.S. and non-U.S. income tax audits. The Company is generally not able to precisely estimate the ultimate settlement amounts or timing until after the close of an audit. The Company evaluates its tax positions and establishes liabilities for unrecognized tax benefits related to uncertain tax positions that may be challenged by local authorities and may not be fully sustained.

Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted for changing facts and circumstances, including management's judgment in the interpretation of applicable tax law, regulation or tax ruling, the progress of tax audits and closing of statutes of limitations. Based on information currently available, management believes that additional audit activity could be completed and/or statutes of limitations may close relating to existing unrecognized tax benefits.

NOTE 14 – DERIVATIVES

The Company uses derivative instruments to manage exposures to currency exchange rates, interest rates and commodity prices arising in the normal course of business. Both at inception and on an ongoing basis, the derivative instruments that qualify for hedge accounting are assessed as to their effectiveness, when applicable. Hedge ineffectiveness was immaterial for each of the three years in the period ended December 31, 2025.

The Company is subject to the credit risk of the counterparties to derivative instruments. Counterparties include a number of major banks and financial institutions. None of the concentrations of risk with any individual counterparty was considered significant at December 31, 2025. The Company does not expect any counterparties to fail to meet their obligations.

Cash flow hedges

Certain foreign currency forward contracts are qualified and designated as cash flow hedges. The dollar equivalent gross notional amount of these short-term contracts was $88,555 and $96,444 at December 31, 2025 and 2024, respectively.

The Company had interest rate forward starting swap agreements that were qualified and designated as cash flow hedges that were terminated during 2024. Upon termination of the contracts in 2024, the Company had a gain of $25,852 recorded in AOCI that will be amortized to Interest expense, net over the life of the associated debt.

Net investment hedges

The Company has foreign currency forward contracts and zero-cost collar contracts that qualify and are designated as net investment hedges. The dollar equivalent gross notional amount of the foreign currency forward contracts and zero-cost collar contracts were $337,659 and $319,450 at December 31, 2025 and December 31, 2024, respectively.

Derivatives not designated as hedging instruments

The Company has certain foreign exchange forward contracts which are not designated as hedges. These derivatives are held as hedges of certain balance sheet exposures. The dollar equivalent gross notional amount of these contracts were $370,668 and $421,754 at December 31, 2025 and 2024, respectively.

Fair values of derivative instruments in the Company's Consolidated Balance Sheets follow:

Derivatives by hedge designation	December 31, 2025				December 31, 2024			
	Other Current Assets	Other Current Liabilities	Other Assets	Other Liabilities	Other Current Assets	Other Current Liabilities	Other Assets	Other Liabilities
Designated as hedging instruments:								
Foreign exchange contracts	$ 2,149	$ 289	$ —	$ —	$ 1,663	$ 2,972	$ —	$ —
Net investment contracts	102	12,529	—	—	10,276	—	—	—
Not designated as hedging instruments:								
Foreign exchange contracts	582	470	—	—	1,560	4,251	—	—
Total derivatives	$ 2,833	$ 13,288	$ —	$ —	$ 13,499	$ 7,223	$ —	$ —

The effects of undesignated derivative instruments on the Company's Consolidated Statements of Income consisted of the following:

Derivatives by hedge designation	Classification of (loss) gain	Year Ended December 31,			
		2025		2024	
Not designated as hedges:					
Foreign exchange contracts	Selling, general & administrative expenses	$	25,417	$	(11,198)

The effects of designated cash flow hedges on AOCI and the Company's Consolidated Statements of Income consisted of the following:

Total (loss) gain recognized in AOCI, net of tax	December 31,			
	2025		2024	
Foreign exchange contracts	$	1,396	$	(812)
Forward starting swap agreements		16,291		18,067
Net investment contracts		(5,721)		20,403

The Company expects a loss of $1,396 related to existing contracts to be reclassified from AOCI, net of tax, to earnings over the next 12 months as the hedged transactions are realized.

Derivative type	Gain (loss) recognized in the Consolidated Statements of Income:	Year Ended December 31,			
		2025		2024	
Foreign exchange contracts	Net Sales	$	2,349	$	(625)
	Cost of goods sold		242		494
Forward starting swap agreements	Interest expense, net		2,755		1,394

NOTE 15 – FAIR VALUE

The following table provides a summary of assets and liabilities as of December 31, 2025 measured at fair value on a recurring basis:

Description	Balance as of December 31, 2025		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Assets:								
Foreign exchange contracts	$	2,731	$	—	$	2,731	$	—
Net investment contracts		102		—		102		—
Pension surplus		12,082		12,082		—		—
Total assets	$	14,915	$	12,082	$	2,833	$	—
Liabilities:								
Foreign exchange contracts	$	759	$	—	$	759	$	—
Net investment contracts		12,529		—		12,529		—
Deferred compensation		24,456		—		24,456		—
Total liabilities	$	37,744	$	—	$	37,744	$	—

The following table provides a summary of assets and liabilities as of December 31, 2024 measured at fair value on a recurring basis:

Description	Balance as of December 31, 2024		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets:							
Foreign exchange contracts	$	3,223	$	—	$	3,223	$	—
Net investment contracts		10,276		—		10,276		—
Pension surplus		27,059		27,059		—		—
Total assets	$	40,558	$	27,059	$	13,499	$	—
Liabilities:							
Foreign exchange contracts	$	7,223	$	—	$	7,223	$	—
Deferred compensation		55,425		—		55,425		—
Total liabilities	$	62,648	$	—	$	62,648	$	—

The fair value of the Company's pension surplus assets are based on quoted market prices in active markets and are included in the Level 1 fair value hierarchy. The pension surplus assets were invested in money market and short-term duration bond funds at both December 31, 2025 and December 31, 2024.

The Company's derivative contracts are valued at fair value using the market approach. The Company measures the fair value of foreign exchange contracts and net investment contracts using Level 2 inputs based on observable spot and forward rates in active markets. During the year ended December 31, 2025 there were no transfers between Levels 1, 2 or 3.

The deferred compensation liability is the Company's obligation under its executive deferred compensation plan. The Company measures the fair value of the liability using the market values of the participants' underlying investment fund elections.

The fair value of Cash and cash equivalents, Accounts receivable, Short-term debt excluding the current portion of Long-term debt and Trade accounts payable approximated book value due to the short-term nature of these instruments at both December 31, 2025 and December 31, 2024. Refer to Note 9 for the fair value estimate of debt.

The Company has various financial instruments, including cash and cash equivalents, short and long-term debt and forward contracts. While these financial instruments are subject to concentrations of credit risk, the Company has minimized this risk by entering into arrangements with a number of major banks and financial institutions and investing in several high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations.

NOTE 16 – INVENTORY

Inventories in the Consolidated Balance Sheet is comprised of the following components:

	December 31,			
	2025		2024	
Raw materials	$	164,440	$	153,596
Work-in-process		124,351		123,406
Finished goods		344,573		267,035
Total	$	633,364	$	544,037

The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Actual year-end inventory levels and costs may differ from interim LIFO inventory valuations. At December 31, 2025 and 2024, approximately 38% and 35% of total inventories, respectively, were valued using the LIFO method. The excess of current cost over LIFO cost was $138,589 at December 31, 2025 and $120,633 at December 31, 2024, or a charge of $17,956 in 2025 as compared with a benefit of $9,313 in 2024.

NOTE 17 – LEASES

The table below summarizes the right-of-use assets and lease liabilities in the Company's Consolidated Balance sheets:

Operating Leases	Balance Sheet Classification	December 31, 2025	December 31, 2024
Right-of-use assets	Other assets	$ 52,989	$ 54,276
Current liabilities	Other current liabilities	$ 13,460	$ 13,110
Noncurrent liabilities	Other liabilities	40,061	42,124
Total lease liabilities		$ 53,521	$ 55,234

The total future minimum lease payments for noncancelable operating leases were as follows:

	December 31, 2025
2026	$ 15,232
2027	12,229
2028	10,273
2029	7,456
2030	3,802
After 2030	10,781
Total lease payments	$ 59,773
Less: Imputed interest	6,252
Operating lease liabilities	$ 53,521

Other information related to leases was as follows:

	2025	2024	2023
Lease expense [1]	$ 27,674	$ 24,778	$ 24,408
Cash paid for amounts included in the measurement of lease liabilities [2]	15,031	15,874	13,450
Right-of-use assets obtained in exchange for operating lease liabilities	12,683	17,591	9,249
Weighted average discount rate	3.7 %	3.7 %	3.5 %
Weighted average remaining lease term	6.1 years	6.4 years	7.0 years

   (1) Amounts are included in Cost of goods sold and Selling, general and administrative expenses in the Company's Consolidated Statement of Income.

   (2) Amounts are included in Net Cash Provided by Operating Activities in the Company's Consolidated Statement of Cash Flows.

NOTE 18 – CONTINGENCIES

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims, regulatory claims, employment-related claims and health, safety and environmental claims, some of which relate to cases alleging asbestos induced illnesses. The claimants in the asbestos cases seek compensatory and punitive damages, in most cases for unspecified amounts. The Company believes it has meritorious defenses to these claims and intends to contest such suits vigorously.

The Company accrues its best estimate of the probable costs, after a review of the facts with management and counsel and taking into account past experience. For claims or litigation that are material, if an unfavorable outcome is determined to be reasonably possible and the amount of loss can be reasonably estimated, or if an unfavorable outcome is determined to be probable and the amount of loss cannot be reasonably estimated, disclosure would be provided. Many of the current cases are in differing procedural stages and information on the circumstances of each claimant, which forms the basis for judgments as to the validity or ultimate disposition of such actions, varies greatly. Therefore, in many situations a range of possible losses cannot be made. Reserves are adjusted as facts and circumstances change and related management assessments of the underlying merits and the likelihood of outcomes change. Moreover, reserves only cover identified and/or asserted claims. Future claims could, therefore, give rise to increases to such reserves.

Based on the Company's historical experience in litigating product liability claims, including a significant number of dismissals, summary judgments and defense verdicts in many cases and immaterial settlement amounts, as well as the Company's current assessment of the underlying merits of the claims and applicable insurance, the Company believes resolution of these claims and proceedings, individually or in the aggregate, will not have a material effect on the Company's consolidated financial statements.

NOTE 19 – SUPPLIER FINANCING PROGRAM

The Company's suppliers, at the supplier's sole discretion, are able to factor receivables due from the Company to a financial institution on terms directly negotiated with the financial institution without affecting the Company's balance sheet classification of the corresponding payable. The Company pays the financial institution the stated amount of the confirmed invoices from its designated suppliers on the original maturity dates of the invoices. Invoices with suppliers have terms between 120 and 180 days. The Company does not provide secured legal assets or other forms of guarantees under the arrangement and has no involvement in establishing the terms or conditions of the arrangement between its suppliers and the financial institution. The amounts due to the financial institution for suppliers that participate in the supplier financing program are included in Trade accounts payable on the Company's Consolidated Balance Sheets, and the associated payments are included in operating activities in the Consolidated Statements of Cash Flows. At December 31, 2025 and 2024, Trade accounts payable included $25,709 and $29,164, respectively, payable to suppliers that have elected to participate in the supplier financing program.

| | Year Ended December 31, | |
	2025	2024
Confirmed obligations at beginning of the period	$ 29,164	$ 29,111
Invoices confirmed during the period	97,353	103,908
Confirmed invoices paid during the period	(100,808)	(103,855)
Confirmed obligations outstanding at the end of the period	$ 25,709	$ 29,164

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
LINCOLN ELECTRIC HOLDINGS, INC.
(In thousands)

Description	Balance at Beginning Of period	Additions Charged to Costs and Expenses	Additions (Credited) Charged to Other Accounts [1]	Deductions [2]	Balance at End of Period
Allowance for doubtful accounts:					
Year Ended December 31, 2025	$ 12,674	$ 3,053	$ 236	$ 4,637	$ 11,326
Year Ended December 31, 2024	11,464	4,371	(2,057)	1,104	12,674
Year Ended December 31, 2023	12,556	1,195	(94)	2,193	11,464
Deferred tax asset valuation allowance:					
Year Ended December 31, 2025	$ 35,284	$ 2,625	$ (32,539)	$ 568	$ 4,802
Year Ended December 31, 2024	36,876	3,010	(3,532)	1,070	35,284
Year Ended December 31, 2023	44,627	4,570	(606)	11,715	36,876

(1) Primarily relates to currency translation, valuation allowance adjustments and other items. The change in the 2025 deferred tax asset valuation allowance includes a reduction of approximately $32,000 related to these adjustments.

(2) For the Allowance for doubtful accounts, deductions relate to uncollectible accounts written-off, net of recoveries. For the Deferred tax asset valuation allowance, deductions relate to the reversal of valuation allowances due to the realization of net operating loss carryforwards.



Corporate Information

BOARD OF DIRECTORS

Brian D. Chambers
Chair, President and Chief Executive Officer
Owens Corning

Curtis E. Espeland
Retired Executive Vice President
and Chief Financial Officer
Eastman Chemical Company

N. Joy Falotico
Former President
The Lincoln Motor Company

Bonnie J. Fetch
Executive Vice President,
President—Global Operations
Cummins Inc.

Patrick P. Goris
Executive Vice President and
Chief Financial & Strategy Officer
Carrier Global Corporation

Steven B. Hedlund
Chairman and Chief Executive Officer
Lincoln Electric Holdings, Inc.

Michael F. Hilton
Retired President and Chief Executive Officer
Nordson Corporation

Marc A. Howze
Former Group President,
Lifecycle Solutions and
Chief Administrative Officer
Deere & Company

Kathryn Jo Lincoln
Chair and Former Chief Investment Officer
Lincoln Institute of Land Policy

Phillip J. Mason
Retired President
Ecolab EMEA sector of
Ecolab, Inc.

Ben P. Patel
Former Chief Innovation and Science Officer
Smurfit Westrock

COMPANY OFFICERS

Jennifer I. Ansberry
Executive Vice President
General Counsel and Secretary

Gabriel Bruno
Executive Vice President
Chief Financial Officer and Treasurer

Lisa A. Dietrich
Executive Vice President
Chief Digital Information Officer

Gregory Doria
Executive Vice President
President, International

Susan C. Edwards
Executive Vice President
Chief Human Resources Officer

Steven B. Hedlund
Chairman and
Chief Executive Officer

Kevin J. Whaley
Executive Vice President
President, Global Automation

Michael J. Whitehead
Executive Vice President
President, Americas Welding

CORPORATE INFORMATION

For additional corporate information and copies of Lincoln Electric's 2025 Annual Report and Form 10-K, and 2026 Proxy Statement, please contact Amanda Butler in Investor Relations at (216) 383-2534, email: Amanda_Butler@lincolnelectric.com, 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199 USA, or visit www.lincolnelectric.com.

TRANSFER AGENT AND REGISTRAR

Inquiries about dividends, shareholder records, share transfers, changes in ownership and address changes should be directed to Computershare Inc.:

Mail
Computershare
Attn: Shareholder Services
P.O. Box 43006
Providence, RI 02940-3006

Courier
Computershare
Attn: Shareholder Services
150 Royall Street, Ste. 101
Canton, MA 02021

Direct
(800) 736-3001 or (781) 575-3100
Email: webqueries@computershare.com
Online: www.computershare.com

SUSTAINABILITY

Visit https://sustainability.lincolnelectric.com to learn about our policies and programs.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP

ANNUAL MEETING

Friday, April 17, 2026
11:00 a.m. Eastern Time
Online at:
www.virtualshareholdermeeting.com/LECO2026

STOCK INFORMATION

The Company's stock is traded on the NASDAQ Stock Market ("NASDAQ") under the symbol LECO.

Number of record holders of common shares at December 31, 2025: 2,081





Lincoln Electric Holdings, Inc.

22801 St. Clair Avenue
Cleveland, Ohio 44117-1199 U.S.A.

www.lincolnelectric.com